SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Financial Statements as of December  31, 2014 and Comparative Information, including the Independent Auditor’s Report issued in connection with the audit of such financial statements.

SOCIEDAD ANONIMA Consolidated Financial Statements as of December 31, 2014 and Comparative Information Independent Auditors’ Report Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the inclusion of the last paragraph.	Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

Independent Auditors’ Report

To the President and Board of Directors of

YPF SOCIEDAD ANONIMA

Macacha Güemes 515

Buenos Aires City

Report on financial statements

1.	Identification of the financial statements subject to audit

We have audited the accompanying consolidated financial statements of YPF SOCIEDAD ANONIMA (an Argentine corporation, hereinafter mentioned “YPF SOCIEDAD ANONIMA” or the “Company”) and its controlled companies (which are detailed in the Exhibit I of such consolidated financial statements) which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information included in their notes 1 to 15 and Exhibits I, II and III.

The figures and other information corresponding to the years ended on December 31, 2013 and 2012 are an integral part of these consolidated financial statements above mentioned and are intended to be read only in relation to the amounts and other disclosures relating to the current year.

2.	Company’s Board of Directors responsibility for the consolidated financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional financial standard as they were approved by the International Accounting Standards Board (“IASB”) and incorporated by the Argentine Securities Commission to its regulations. Moreover, the Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of consolidated financial statements that are free from material misstatements.

3.	Auditor’s responsibility

Our responsibility is to express an opinion about the accompanying consolidated financial statements, based on our audit. We conducted our audit in accordance with the International Standards on Auditing (“ISA”) adopted by Technical Resolution No. 32 issued by the FACPCE. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s professional judgment, including the assessment of the risks of material misstatement of the financial statements. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Company’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	Opinion

In our opinion, the consolidated financial statements referred to in the first paragraph of section 1 of this report, presents fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2014, and the comprehensive results of their operations, changes in its shareholders’ equity and their cash flow for the year then ended, in accordance with the International Financial Reporting Standards.

5.	English translation of statutory financial statements

This report and the consolidated financial statements referred to in section 1, have been translated into English for the convenience of English-speaking readers. The accompanying consolidated financial statements are the English translation of those originally issued by YPF SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Financial Reporting Standards.

Buenos Aires City, Argentina

February 26, 2015

Deloitte & Co. S.A.

Guillermo D. Cohen

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 38

BEGINNING ON JANUARY 1, 2014

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of December 31, 2014

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	Note	2014	2013	2012
Noncurrent Assets
Intangible assets	2.f	4,393	2,446	1,492
Fixed assets	2.g	156,930	93,496	56,971
Investments in companies	2.e	3,177	2,124	1,914
Deferred income tax assets	10	244	34	48
Other receivables and advances	2.c	1,691	2,927	1,161
Trade receivables	2.b	19	54	15

Total noncurrent assets		166,454	101,081	61,601

Current Assets
Inventories	2.d	13,001	9,881	6,922
Other receivables and advances	2.c	7,170	6,506	2,635
Trade receivables	2.b	12,171	7,414	4,044
Cash and equivalents	2.a	9,758	10,713	4,747

Total current assets		42,100	34,514	18,348

Total assets		208,554	135,595	79,949

Shareholders’ equity
Shareholders’ contributions		10,400	10,600	10,674
Reserves, other comprehensive income and retained earnings		62,230	37,416	20,586

Shareholders’ equity attributable to the shareholders of the parent company		72,630	48,016	31,260
Non-controlling interest		151	224	—

Total shareholders’ equity (per corresponding statements)		72,781	48,240	31,260

Noncurrent Liabilities
Provisions	2.j	26,564	19,172	10,663
Deferred income tax liabilities	10	18,948	11,459	4,685
Other taxes payable		299	362	101
Salaries and social security		—	8	48
Loans	2.i	36,030	23,076	12,100
Accounts payable	2.h	566	470	162

Total noncurrent liabilities		82,407	54,547	27,759

Current Liabilities
Provisions	2.j	2,399	1,396	820
Income tax liability		3,972	122	541
Other taxes payable		1,411	1,045	920
Salaries and social security		1,903	1,119	789
Loans	2.i	13,275	8,814	5,004
Accounts payable	2.h	30,406	20,312	12,856

Total current liabilities		53,366	32,808	20,930

Total liabilities		135,773	87,355	48,689

Total liabilities and shareholders’ equity		208,554	135,595	79,949

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.b.1)

	Note	2014	2013	2012
Revenues	2.k	141,942	90,113	67,174
Cost of sales	2.k	(104,492)	(68,094)	(50,267)

Gross profit		37,450	22,019	16,907

Selling expenses	2.k	(10,114)	(7,571)	(5,662)
Administrative expenses	2.k	(4,530)	(2,686)	(2,232)
Exploration expenses	2.k	(2,034)	(829)	(582)
Other (expense) income, net	2.k	(1,030)	227	(528)

Operating income		19,742	11,160	7,903
Income on investments in companies	5	558	353	114
Financial income (expense), net:
Gains (losses) on assets
Interests		1,326	924	198
Exchange differences		(2,490)	(2,175)	(337)
(Losses) gains on liabilities
Interests		(7,336)	(3,833)	(1,557)
Exchange differences		10,272	7,919	2,244

Net income before income tax		22,072	14,348	8,565
Current Income tax	10	(7,323)	(2,844)	(2,720)
Deferred income tax	10	(5,900)	(6,425)	(1,943)

Net income for the year		8,849	5,079	3,902
Net income for the year attributable to:
– Shareholders of the parent company		9,002	5,125	3,902
– Non-controlling interest		(153)	(46)	—
Earnings per share attributable to shareholders of the parent company basic and diluted	9	22.95	13.05	9.92
Other comprehensive income
Actuarial gains (losses) – Pension Plans(2)		25	6	18
Translation differences from investments in companies(3)		(677)	(416)	(198)
Translation differences from YPF S.A. (4)		16,928	12,441	4,421

Total other comprehensive income for the year(1)		16,276	12,031	4,241

Total comprehensive income for the year		25,125	17,110	8,143

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Immediately reclassified to retained earnings.
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

	Shareholders’ contributions										Reserves							Equity attributable to
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share - based benefit plans		Acquisition cost of treasury shares	Share trading Premium	Issuance premium	Total	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non-controlling interest	Total shareholders’ equity
Balances as of December 31, 2011	3,933	6,101	—	—	—		—	—	640	10,674	2,007	1,057	—	—	—	1,864	7,818	23,420	—	23,420
As decided by General Ordinary Shareholders’ meeting of July 17, 2012:
- Reversal of Reserve for future dividends	—	—	—	—	—		—	—	—	—	—	(1,057)	—	—	—	—	1,057	—	—	—
- Appropriation to Reserve for investments	—	—	—	—	—		—	—	—	—	—	—	5,751	—	—	—	(5,751)	—	—	—
- Appropriation to Reserve for future dividends	—	—	—	—	—		—	—	—	—	—	303	—	—	—	—	(303)	—	—	—
As decided by the Board of Directors’ meeting of November 6, 2012:
- Cash dividends (0.77 per share)	—	—	—	—	—		—	—	—	—	—	(303)	—	—	—	—	—	(303)	—	(303)
Other comprehensive income for the year	—	—	—	—	—		—	—	—	—	—	—	—	—	—	4,241	—	4,241	—	4,241
Actuarial gains reclassification – Pension Plans	—	—	—	—	—		—	—	—	—	—	—	—	—	—	(18)	18	—	—	—
Net income	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	3,902	3,902	—	3,902

Balances as of December 31, 2012	3,933	6,101	—	—	—		—	—	640	10,674	2,007	—	5,751	—	—	6,087	6,741	31,260	—	31,260

Purchase of treasury shares	(12)	(19)	12	19	—		(120)	—	—	(120)	—	—	—	—	—	—	—	(120)	—	(120)
Accrual of share-based benefit plans	—	—	—	—	81	(2)	—	—	—	81	—	—	—	—	—	—	—	81	—	81
Settlement of share-based benefit plans (3)	3	5	(3)	(5)	(41)		10	(4)	—	(35)	—	—	—	—	—	—	—	(35)	—	(35)
Acquisition of GASA (Note 13)	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	178	178
YPF Tecnología S.A. non-controlling capital contributions	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	92	92
As decided by the General Ordinary Shareholders’ meeting of April 30, 2013
- Appropriation to reserve for investments	—	—	—	—	—		—	—	—	—	—	—	2,643	—	—	—	(2,643)	—	—	—
- Appropriation to reserve for future dividends	—	—	—	—	—		—	—	—	—	—	330	—	—	—	—	(330)	—	—	—
- Appropriation to reserve for share-based employee benefit plans	—	—	—	—	—		—	—	—	—	—	—	—	120	—	—	(120)	—	—	—
- Appropriation to special reserve for IFRS initial adjustment	—	—	—	—	—		—	—	—	—	—	—	—	—	3,648	—	(3,648)	—	—	—
As decided by the Board of Directors’ meeting of August 9, 2013
- Cash dividends (0.83 per share)	—	—	—	—	—		—	—	—	—	—	(326)	—	—	—	—	—	(326)	—	(326)
Other comprehensive income for the year	—	—	—	—	—		—	—	—	—	—	—	—	—	—	12,031	—	12,031	—	12,031
Actuarial gains reclassification – Pension Plan	—	—	—	—	—		—	—	—	—	—	—	—	—	—	(6)	6	—	—	—
Net income	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	5,125	5,125	(46)	5,079

Balances as of December 31, 2013	3,924	6,087	9	14	40		(110)	(4)	640	10,600	2,007	4	8,394	120	3,648	18,112	5,131	48,016	224	48,240

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

	Shareholders’ contributions									Reserves								Equity attributable to
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share - based benefit plans	Acquisition cost of treasury shares	Share trading Premium	Issuance Premium	Total	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2013	3,924	6,087	9	14	40	(110)	(4)	640	10,600	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240
Purchase of treasury shares	(6)	(10)	6	10	—	(200)	—	—	(200)	—	—	—	—	—	—		—	(200)	—	(200)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(69)	—	(11)	—	(80)	—	—	—	—	—	—		—	(80)	—	(80)
Accrual of share-based benefit plans	—	—	—	—	80	—	—	—	80	—	—	—	—	—	—		—	80	—	80
YPF Tecnologia S.A. non- controlling capital contributions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—	80	80
As decided by the General Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014:
- Appropriation to reserve for investments	—	—	—	—	—	—	—	—	—	—	—	4,460	—	—	—		(4,460)	—	—	—
- Appropriation to reserve for share-based employee benefit plans	—	—	—	—	—	—	—	—	—	—	—	—	200	—	—		(200)	—	—	—
- Appropriation to reserve for future dividends	—	—	—	—	—	—	—	—	—	—	465	—	—	—	—		(465)	—	—	—
As decided by the Board of Directors’ meeting of June 11, 2014:
- Cash dividends (1.18 per share)	—	—	—	—	—	—	—	—	—	—	(464)	—	—	—	—		—	(464)	—	(464)
Other comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16,276		—	16,276	—	16,276
Actuarial gains reclassification – Pension Plan of investments in affiliated companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25)		25	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		9,002	9,002	(153)	8,849

Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400	2,007	5	12,854	320	3,648	34,363	(1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,401) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1.
(2)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 43 corresponding to the accrual of share-based benefit plans for the year ended December 31, 2013.
(3)	Net of employees income tax withholding related to the share-based benefit plans.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2014	2013	2012
Cash flows from operating activities
Net income	8,849	5,079	3,902
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(558)	(353)	(114)
Depreciation of fixed assets	19,936	11,236	8,129
Amortization of intangible assets	469	197	152
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	4,041	2,336	1,170
Income tax	13,223	9,269	4,663
Net increase in provisions	5,561	3,272	2,207
Exchange differences, interest and other (1)	(2,116)	(3,551)	(1,660)
Share-based benefit plan	80	81	—
Accrued insurance	(2,041)	(1,956)	—
Changes in assets and liabilities:
Trade receivables	(3,824)	(2,627)	(517)
Other receivables and advances	248	(1,332)	22
Inventories	(244)	(732)	(81)
Accounts payable	5,067	3,243	1,857
Other taxes payables	218	272	374
Salaries and social security	727	253	262
Decrease in provisions from payment	(1,974)	(713)	(1,406)
Dividends from investments in companies	299	280	388
Proceeds from collection of lost profit insurance	1,689	—	—
Income tax payments	(3,496)	(3,290)	(2,047)

Net cash flows provided by operating activities	46,154	20,964	17,301

Cash flows used in investing activities(2)
Acquisition of fixed assets and intangible assets	(50,213)	(27,639)	(16,403)
Capital contributions to investments in companies	(106)	(20)	—
Proceeds from sale of fixed and intangible assets (Notes 11.c and 13, respectively)	2,060	5,351	—
Acquisition of participation in joint operations	(861)	—	—
Acquisition of subsidiaries net of acquired cash and equivalents	(6,103)	107	—
Proceeds from collection of damaged property’s insurance	1,818	—	—

Net cash flows used in investing activities	(53,405)	(22,201)	(16,403)

Cash flows used in financing activities
Payments of loans	(13,320)	(6,804)	(28,253)
Payments of interest	(5,059)	(2,696)	(920)
Proceeds from loans	23,949	16,829	32,130
Dividends paid	(464)	(326)	(303)
Purchase of treasury shares	(200)	(120)	—
Non-controlling capital contributions	80	96	—

Net cash flows provided by financing activities	4,986	6,979	2,654

Translation differences generated by cash and equivalents	1,310	224	83

Net (decrease) increase in cash and equivalents	(955)	5,966	3,635

Cash and equivalents at the beginning of year	10,713	4,747	1,112
Cash and equivalents at the end of year	9,758	10,713	4,747

Net (decrease) increase in cash and equivalents	(955)	5,966	3,635

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF YEAR
- Cash	6,731	4,533	950
- Other financial assets	3,027	6,180	3,797

TOTAL CASH AND EQUIVALENTS AT THE END OF YEAR	9,758	10,713	4,747

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concession extension easements not paid for 7,567, 5,604 and 3,325 as of December 31, 2014, 2013 and 2012, respectively, increases related to hydrocarbon wells abandonment obligation costs for (268), 4,357 and (276) as of December 31, 2014, 2013 and 2012, respectively, capital contributions in kind for 342 and 133 as of December 31, 2014 and 2013, respectively, and transfer of interest in areas as of December 31, 2014 for 325.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

MIGUEL MATÍAS GALUCCIO
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1.	CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2014 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

The amounts and other information corresponding to the years ended on December 31, 2013 and 2012 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

If applicable, the comparative balances have been adjusted to unify disclosure criteria.

•	Criteria adopted by YPF in the transition to IFRS

At the date of the transition to IFRS (January 1, 2011, hereinafter the “transition date”), the Company has followed the following criteria in the context of the alternatives and exemptions provided by IFRS 1 “First-Time Adoption of International Financial Reporting Standards”:

I.	Fixed assets and intangible assets have been measured at the transition date at the functional currency defined by the Company according to the following basis:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (hereinafter the “Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: have been valued at acquisition cost and remeasured into U.S. dollars using the exchange rate in effect as of the date of incorporation or acquisition of each asset.

II.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

The effect arising from the initial application of IFRS, considering the mentioned criteria has been recorded in the “Initial IFRS adjustment reserve” account within Shareholders’ equity. See additionally Note 1.b.17).

•	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF’s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.c) “Accounting Estimates and Judgments”.

•	Consolidation policies

a)	General criteria

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated balance sheet and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Paragraph a) of Exhibit I details the controlled companies which were consolidated using the full consolidation method and Exhibit II details the main joint operations which were proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies and joint operations have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies. With the exception of the indirect holdings in MetroGAS S.A. (“MetroGAS”) and YPF Tecnología S.A. (“YPF Tecnología”). In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b)	Business combinations

As detailed in Note 13, on February 12, 2014, YPF and its subsidiary YPF Europe B.V. accepted the offer made by Apache Overseas Inc. and Apache International S.à.r.l. for the acquisition of 100% of its interest in companies controlling Apache Group assets in Argentina completing the precedent conditions set forth in that agreement on March 13, 2014 (take over control date). Additionally, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of MetroGAS, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of Apache Group (hereinafter YSUR), GASA, and consequently of its subsidiaries, and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 13.

1.b) Significant Accounting Policies

1.b.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

YPF based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency.

Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense), net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the year.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be translated into reporting currency, following the criteria described below:

•	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

•	Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

•	The exchange differences resulting from this process are reported in “Other comprehensive income”.

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos), have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

1.b.2) Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of each year, according to IFRS 9, “Financial Instruments”.

A financial asset is initially recognized at its fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalized upon initial recognition of the asset, except for those assets designated as financial assets at fair value through profit or loss.

Following their initial recognition, the financial assets are measured at its amortized cost if both of the following conditions are met: (i) the asset is held with the objective of collecting the related contractual cash flows (i.e., it is held for non-speculative purposes); and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount. If either of the two criteria is not met, the financial instrument is classified at fair value through profit or loss.

A financial asset or a group of financial assets measured at its amortized cost is impaired if there is objective evidence that the Company will not be able to recover all amounts according to its (or their) original terms. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated cash flows discounted at the effective interest rate computed at its initial recognition, and the resulting amount of the loss is recognized in the consolidated statement of comprehensive income. Additionally, if in a subsequent period the amount of the impairment loss decreases, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined if no impairment loss had been recognized at the date the impairment was reversed.

The Company writes off a financial asset when the contractual rights on the cash flows of such financial asset expire, or the financial asset is transferred.

In cases where current accounting standards require the valuation of receivables at discounted values, the discounted value does not differ significantly from their face value.

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product.

The Company assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.b.4) Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each year, such assets are measured at cost, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 2.f). These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company has no intangible assets with indefinite useful lives as of December 31, 2014, 2013 and 2012.

1.b.5) Investments in companies

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering such classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the participation in the affiliated company or Joint Venture. The net income or expense for each year corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income on investments in companies” line.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies and Joint Operations used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1).

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account.

The carrying value of the investments in companies does not exceed their estimated recoverable value.

In paragraph b) of Exhibit I are detailed the investments in companies.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

1.b.6) Fixed assets

i.	General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

ii.	Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii.	Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 2.g).

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv.	Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

v.	Environmental tangible assets:

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.b.7) Provisions

The Company makes a distinction between:

a)

Provisions: represent legal or assumed obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS No 37, “Provisions, contingent liabilities and contingent assets” (see Notes 3 and 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Company, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into six CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas of YPF S.A. considering the country’s basins -Neuquina, Noroeste and Austral basins- and two of them grouping the assets of fields with reserves of natural gas of YSUR Neuquina and Austral), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the Downstream CGU which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU which includes assets related to the distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the years ended on December 31, 2014, 2013 and 2012.

1.b.9) Methodology used in the estimation of recoverable amounts

•	Company’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimates of cost increases, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

Cash flows of the Downstream and YPF Energía Eléctrica CGUs are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU.

For the valuation of the assets of the MetroGAS CGU, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

1.b.10) Pension plans and other similar obligations

i.	Retirement plan:

Effective March 1, 1995, YPF and certain subsidiaries have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive from YPF and certain subsidiaries the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. Such companies have the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 49, 42 and 41. for the years ended December 31, 2014, 2013 and 2012, respectively.

ii.	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 781, 466 and 372 for the years ended December 31, 2014, 2013 and 2012, respectively.

iii.	Share-based benefit plan:

From the year 2013, YPF has decided to implement share-based benefits plans. These plans cover certain executive and management positions and key personnel with critical technical knowledge. The above mentioned plans are aimed at aligning the performance of executives and key technical staff with the objectives of the strategic plan of the Company.

These plans are to give participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. During the year 2013, the implementation of these plans has included the conversion of certain long term compensation plans existing to date of implementation. Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

Consistent with share-based benefit plans approved in 2013, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2016, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

The amounts recognized in net income in relation with the share-based plans previously mentioned, which are disclosed according to their nature, amounted to 80 and 43 for the years ended on December 31, 2014 and 2013 respectively.

Information related to the evolution of the quantity of shares of the plans at the end of the years ended on December 31, 2014 and 2013 is as follows:

Plan 2013-2015

	2014	2013
Amount at beginning of year	1,289,841	—
- Granted	—	1,769,015
- Settled	(563,754)	(479,174)
- Expired	(31,072)	—

Amount at the end of year(1)	695,015	1,289,841

Expense recognized during the year	53	43
Fair value of shares on grant date (in dollars)	14.75	14.75

(1)	The average remaining life of the plan is between 10 and 22 months as of December 31, 2014 and between 10 and 34 months as of December 31, 2013.

Plan 2014-2016

2014
Amount at beginning of year	—
- Granted	356,054
- Settled	—
- Expired	—

Amount at the end of year(1)	356,054

Expense recognized during the year	27
Fair value of shares on grant date (in dollars)	33.41

(1)	The average remaining life of the plan is between 10 and 30 months as of December 31, 2014.

iv.	Pension Plans and other Post-retirement and Post-employment benefits

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the ‘‘Salaries and social security’’ account. The actuarial gains and losses arising from the remeasurement of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transfer directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the pension plans and other post-retirement and post-employment benefits, are included in Note 7.

Additionally, the Company’s management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.b.11) Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

1.b.12) Recognition of revenues and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2014, 2013 and 2012:

		Contracts in progress
	Revenues of the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2014	419	418	—	—

2013	312	2,359	368	—

2012	684	889	122	—

1.b.13) Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the Consolidated Statement of Comprehensive income for the year in which they arise.

Financial Leases

The Company has no financial leases as they are defined by IFRS.

1.b.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 4.

Additionally, diluted earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of ordinary shares of YPF outstanding during the period adjusted by the weighted average of ordinary shares of YPF that would be issued on the conversion of all the dilutive potential ordinary shares into YPF ordinary shares. As of the date of the issuance of these financial statements there are no instruments outstanding that imply the existence of potential ordinary shares, thus the basic earnings per share matches the diluted earnings per share.

1.b.15) Financial liabilities

Financial liabilities (loans and account payables) are initially recognized at their fair value less the transaction costs incurred. Since the Company does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost.

Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

“Accounts payable” and “Other liabilities” are recognized at their face value since their discounted value does not differ significantly from their face value.

The Company derecognizes financial liabilities when the related obligations are settled or expire.

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of MetroGAS and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, as described in Note 2.i, the Company has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net income. The Company considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Company has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, MetroGAS and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost (see additionally Note 2.i). In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.16) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2013 and 2012, the amounts determined for YPF as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of comprehensive income.

Additionally, YPF estimates that in the current year, the amount to determine as tax liability for income tax will be higher than the tax on minimum presumed income; therefore it has not recorded any charge for this item.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, date of its publication in the Official Gazette.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, YPF is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method YPF considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013, published on January 3, 2013 and the Resolution No. 803/2014 published on October 21, 2014 from the Ministry of Economy and Public Finance, modified the reference and floor prices.

Resolution No. 1,077/2014 dated on December 29, 2014 repealed Resolution No. 394/2007 and amended, and established a new withholding system based on the International Price of crude oil (“IP”), calculated on the basis of the “Brent value” applicable to the export month minus eight dollars per barrel

(US$8.0 per barrel). The new regime establishes a general nominal rate of 1% while IP is below US$71 per barrel. Additionally, the Resolution establishes an increasing variable rate for export of crude oil while IP is above US$71 per barrel; therefore, the producer will collect a maximal value of about US$ 70 per exported barrel, depending on the quality of crude oil sold. Likewise, the Resolution establishes a variable increasing withholding rate for exports of diesel, gasoline, lubricants and other petroleum derivatives when IP exceeds US$71 per barrel by using formulas allowing the producer to collect a portion of such higher price.

Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

1.b.17) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 1.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 4).

Considering the CNV regulations RG 562, the distribution of retained earnings is restricted by the balance of this account.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Share trading premium

Corresponds to the difference between accrued amount in relation to the shared-based benefit plan and acquisition cost of the shares settled during the year in relation with the mentioned plan.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2014, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 4.

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of YPF and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed, capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of MetroGAS (30%) and YPF Tecnología (49%), representing the rights on shares that are not owned by YPF.

1.b.18) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

YPF recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. YPF will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, YPF shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by YPF. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.19) New standards issued

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that are being applied by the Company, are the following:

IFRIC 21 “Levies”

In May 2013, IASB issued the IFRIC Interpretation 21, “Levies”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

IFRIC 21 addresses the accounting for a liability to pay a levy imposed by governments on entities in accordance with legislation.

IAS 36 “Impairment of assets”

In May 2013, the IASB issued an amendment to IAS 36, “Impairment of assets”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

The amendment to IAS 36 changes disclosures requirements regarding the determination of impairment of assets.

The adoption of the standards and interpretations or amendments mentioned in the previous paragraphs did not have a significant impact on the financial statements.

In addition to IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, as well as the amendments to IAS 27, “Separate financial statements” and IAS 28, “Investments in Associated and Joint ventures” which have been early applied as of the date of transition, the Company has not applied early any other standard or interpretation permitted by the IASB.

The standards and interpretations or amendments of them, published by the IASB and adopted or in process to be adopted by the Federation of Professional Councils in Economic Sciences and the CNV, that are not in force because their effective date is subsequent to December 31, 2014 and that are not applied in advance to the effective date by the Company are the following:

IFRS 9 “Financial Instruments”

In July 2014, IASB introduced an amendment to supersede IAS 39. The standard includes the requirements for classification and measurement, impairment and hedge accounting of financial instruments. It is effective for fiscal years beginning on or after January 1, 2018 with early application permitted.

IAS 19 “Employee Benefits”

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

In September 2014, as part of their annual cycle of improvements to IFRS, IASB introduced an amendment clarifying that high-quality corporate bond used to estimate the discount rate for post-employment benefits should be denominated in the same currency as benefits payable.

Annual improvements cycle to IFRS

On September 2014, IASB issued two documents with amendments to IFRS which are effective for fiscal years beginning on or after July 1, 2016, with early application permitted.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

In May 2014, IASB amended IAS 16 and IAS 38 clarifying the depreciation and amortization accepted methods. It is effective for fiscal years beginning on or after 2016.

IFRS 11 “Joint Arrangements”

In May 2014, IASB amended IFRS 11 in order to establish that acquisitions of participations in joint operations whose activities constitute a business as defined by IFRS 3, apply the accounting principles set out in this standard. It is effective for fiscal years beginning on or after January 1, 2016, with the early application permitted.

IFRS 15 “Revenue from contracts with customers”

In May 2014, IASB issued IFRS 15 which will supersede the application of IAS 11,18 and IFRIC 13, 15, 18 and SIC 31, beginning on or after 2017, with early application permitted.

IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Venture”

In September 2014, IASB modified IFRS 10 and IAS 28 to clarify that in transactions involving a subsidiary, the degree of profit or loss to be recognized in the financial statements depends on if the subsidiary sold or contributed constitute or not a business according to IFRS 3. It is applicable to the fiscal years beginning in 2016 or thereafter, with early application permitted.

The Company is analysing the impact of the adoption of these amendments and new standards.

1.c) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires Management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each year and the income and expenses recognized during the year. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.b.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management.

Provisions for environmental costs

Given the nature of its operations, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Company periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental issue existing prior to December 31, 1990. The Company cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation for 18,463 as of December 31, 2014, the Company has accrued 2,414 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 3.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Company’s tax balances.

1.d) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	2014	2013	2012
Financial Assets
At amortized cost
Cash and equivalents (1)	8,223	8,691	3,870
Other receivables and advances (1)	3,096	4,018	1,392
Trade receivables (1)	12,190	7,468	4,059
At fair value through profit or loss
Cash and equivalents (2)	1,535	2,022	877

Financial Liabilities
At amortized cost
Accounts payable (1)	30,843	20,655	13,014
Loans (3)	49,305	31,890	17,104
Provisions (1)	718	485	416

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the years ended December 31, 2014, 2013 and 2012 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of the year, as appropriate, amounted to 53,108, 33,784 and 17,238 as of December 31, 2014, 2013 and 2012, respectively.

Market Risk

The market risk to which the Company is exposed is the possibility that the valuation of the Company’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations. Otherwise, according to the Company’s functional currency, and considering the conversion process to presentation currency, the fluctuations in the exchange rate related to the value of financial assets and liabilities in pesos does not have any effect in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2014:

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	December 31, 2014
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	1,492
	-10%	(1,492)

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of December 31, 2014 include negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 65% (32,185) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2014. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed.

The Company does not usually use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2014 that accrues interest considering the applicable rate:

	December 31, 2014
	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	1,067	32,256
Variable interest rate	1,960	17,049

Total	3,027	49,305

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 13,558 accrues variable interest of BADLAR plus a maximum spread of 4.75% and 3,287 accrues variable interest of LIBOR plus a spread between 4% and 7.5%. Additionally 204 accrues annual interest at a rate of 20% plus the proportion of the increase in crude oil and natural gas production of the Company with an annual cap of 26%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	For the year ended December 31, 2014
Impact on the net income after income tax	+100	(103)
	-100	103

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.b.16 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

As of December 31, 2014, 2013 and 2012, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2014 the availability of liquidity reached 22,058, considering cash for 6,731, other liquid financial assets for 3,027 and available credit lines with banks for 3,800 and from the National Treasury of 8,500. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013 (see Note 2.i) and in February 2015 (see Note 15).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of December 31, 2014:

	December 31, 2014
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable (1)	30,404	418	—	—	—	21	30,843
Loans	13,275	8,619	4,341	8,784	2,830	11,456	49,305
Provisions	718	—	—	—	—	—	718

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of December 31, 2014, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 33% of the outstanding financial debt as of December 31, 2014 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. As of the issuance date of these financial statements, the Company has obtained formal waivers from all the financial creditors in relation to its outstanding debt subject to the mentioned terms at the moment in which the change in control occurred mentioned in Note 4. Additionally and related to the outstanding debt of YPF subsidiaries, GASA and MetroGAS, see Note 2.i) of these consolidated financial statements.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Company.

Credit risk in the Company is measured and controlled on an individual customer basis. The Company has its own systems to conduct a permanent evaluation of credit performance of all of its debtors and customers, and the determination of risk limits with respect to customers, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses in the other comprehensive income statement, based on specific information regarding its clients. As of the date of these consolidated financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of December 31, 2014 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2014
Cash and equivalents	9,758
Other financial assets	15,286

Following is the breakdown of the financial assets past due as of December 31, 2014.

	Current trade receivable	Other current receivables and advances
Less than three months past due	343	269
Between three and six months past due	125	32
More than six months past due	1,987	226

	2,455	527

At such date, the provision for doubtful trade receivables amounted to 873 and the provisions for other doubtful receivables amounted to 28. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, YPF has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers the joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. With a lower presence, YPF also has obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

YPF has effective guarantees granted by third parties for a total amount of 3,676, 2,131 and 1,965 as of December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, YPF executed guarantees received for an amount of 1. As of December 31, 2013 and 2012, YPF executed guarantees received for an amount of 4 and 2, respectively.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of December 31, 2014 and Comparative Information

2.a) Cash and equivalents:

	2014	2013	2012
Cash	6,731	4,533	950
Short-term investments	1,492	4,158	2,920
Financial assets at fair value through profit or loss	1,535	2,022	877

	9,758	10,713	4,747

2.b) Trade receivables:

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	26	13,037	60	8,066	20	4,538
Provision for doubtful trade receivables	(7)	(866)	(6)	(652)	(5)	(494)

	19	12,171	54	7,414	15	4,044

(1)	See Note 6 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	6	652	5	494	—	454
Increases charged to expenses	—	210	—	191	—	56
Decreases charged to income	—	(41)	—	(73)	—	(25)
Amounts incurred	—	(4)	—	—	—	(2)
Translation differences	1	49	1	40	—	16
Reclassifications and others	—	—	—	—	5	(5)

Amount at end of year	7	866	6	652	5	494

2.c) Other receivables and advances:

	2014		2013				2012
	Noncurrent	Current	Noncurrent		Current		Noncurrent	Current
Trade	—	664	—		377		—	223
Tax credit, export rebates and production incentives	130	1,066	22		1,233		10	750
Trust contributions - Obra Sur	56	22	67		34		83	17
Loans to clients and balances with Related parties(1)	231	53	517		81		385	77
Collateral deposits	528	435	397		253		7	193
Prepaid expenses	39	451	11		490		8	239
Advances and loans to employees	7	299	3		166		—	106
Advances to suppliers and custom agents(2)	—	2,224	—		1,062		—	542
Receivables with partners in Joint Operations	612	764	1,852	(3)	595	(3)	600	129
Insurance receivables (Note 11.b)	—	1,068	—		1,956		—	—
Miscellaneous	95	227	62		357		69	455

	1,698	7,273	2,931		6,604		1,162	2,731
Provision for other doubtful accounts	—	(102)	—		(98)		—	(96)
Provision for valuation of other receivables to their estimated realizable value	(7)	(1)	(4)		—		(1)	—

	1,691	7,170	2,927		6,506		1,161	2,635

(1)	See Note 6 for additional information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

2.d) Inventories:

	2014		2013		2012
Refined products	7,720		5,713		4,316
Crude oil and natural gas	4,187		3,451		1,813
Products in process	99		115		106
Construction works in progress	271		107		230
Raw materials and packaging materials	724		495		457

	13,001	(1)	9,881	(1)	6,922	(1)

(1)	As of December 31, 2014, 2013 and 2012, the net realizable value of the inventories does not differ, significantly, from their cost.

2.e) Investments in companies:

	2014	2013	2012
Investments in companies (Exhibit I)	3,189	2,136	1,926
Provision for reduction in value of investments in companies	(12)	(12)	(12)

	3,177	2,124	1,914

2.f) Evolution of intangible assets:

	2014
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Service concessions	3,917	572		1,212	6		5,707
Exploration rights	801	3,033		399	(2,258)		1,975
Other intangibles	1,879	129		594	5		2,607

Total 2014	6,597	3,734	(1)	2,205	(2,247	)(1)(2)	10,289

Total 2013	4,443	624		1,547	(17)		6,597

Total 2012	3,724	145		571	3		4,443

	2014							2013	2012
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of year	Net book value 12-31	Net book value 12-31	Net book value 12-31
Service concessions	2,551	—	4-5%	135	789	3,475	2,232	1,366	930
Exploration rights	8	(39)	—	179	2	150	1,825	793	402
Other intangibles	1,592	1	7-33%	155	523	2,271	336	287	160

Total 2014	4,151	(38)		469	1,314	5,896	4,393

Total 2013	2,951	(24)		197	1,027	4,151		2,446

Total 2012	2,424	(4)		152	379	2,951			1,492

(1)	Includes 2,784 of increases corresponding to YSUR Group in Argentina at acquisition date and 1,538 of the decrease of assets by the assignment of areas to Pluspetrol S.A. (see Note 13).
(2)	Includes 682 reclassified to Mineral property, wells and related equipment of fixed assets.

The Company does not have intangible assets with indefinite useful lives as of December 31, 2014, 2013 and 2012.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil pipelines and petroleum products and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets.

2.g) Composition and evolution of fixed assets:

	2014	2013	2012
Net book value of fixed assets	157,243	93,662	57,103
Provision for obsolescence of materials and equipment	(313)	(166)	(132)

	156,930	93,496	56,971

	2014
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Land and buildings	6,965	13		1,996	110		9,084
Mineral property, wells and related equipment	179,877	9,248		56,540	19,711		265,376
Refinery equipment and petrochemical plants	29,267	13		9,171	3,630		42,081
Transportation equipment	1,466	119		431	144		2,160
Materials and equipment in warehouse	5,576	8,013		1,571	(6,919)		8,241
Drilling and work in progress	19,840	38,531		6,275	(19,595)		45,051
Exploratory drilling in progress(3)	927	2,264		231	(1,641)		1,781
Furniture, fixtures and installations	2,267	82		690	275		3,314
Selling equipment	4,084	—		1,284	152		5,520
Infrastructure for natural gas distribution	2,722	169		1	(4)		2,888
Electric power generation facilities	1,542	20		—	5		1,567
Other property	4,070	141		1,112	13		5,336

Total 2014	258,603	58,613	(4)(5)(10)	79,302	(4,119	)(6)	392,399

Total 2013	170,843	39,220	(8)(9)(10)	59,121	(10,581	)(7)	258,603

Total 2012	135,618	16,209	(10)	20,282	(1,266	)(6)	170,843

	2014										2013		2012
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases		Translation effect	Accumulated at the end of year	Net book value		Net book value		Net book value
Land and buildings	2,804	—		2%	161		814	3,779	5,305		4,161		2,906

Mineral property, wells and related equipment	133,672	(348)		(1)	17,057		41,789	192,170	73,206	(2)	46,205	(2)	28,007	(2)
Refinery equipment and petrochemical plants	17,611	(7)		4-5%	1,751		5,487	24,842	17,239		11,656		5,845
Transportation equipment	1,022	(21)		4-20%	152		302	1,455	705		444		321
Materials and equipment in warehouse	—	—		—	—		—	—	8,241		5,576		3,375
Drilling and work in progress	—	—		—	—		—	—	45,051		19,840		13,658
Exploratory drilling in progress(3)	—	—		—	—		—	—	1,781		927		955
Furniture, fixtures and installations	1,990	(4)		10%	235		596	2,817	497		277		249
Selling equipment	3,034	—		10%	239		942	4,215	1,305		1,050		708
Infrastructure for natural gas distribution	1,107	(10)		2-5%	87		2	1,186	1,702		1,615		—
Electric power generation facilities	1,060	—		5-7%	110		1	1,171	396		482		—
Other property	2,641	(2)		10%	144		738	3,521	1,815		1,429		1,079

Total 2014	164,941	(392	)(6)		19,936		50,671	235,156	157,243

Total 2013	113,740	(1,530	)(7)		13,830	(8)(9)	38,901	164,941			93,662

Total 2012	91,973	(84	)(6)		8,129		13,722	113,740					57,103

(1)	Depreciation has been calculated according to the unit of production method (Note 1.b.6).
(2)	Includes 6,343, 3,748 and 2,800 of mineral property as of December 31, 2014, 2013 and 2012, respectively.
(3)	As of December 31, 2014, there are 55 exploratory wells in progress. During year ended on such date, 56 wells were drilled, 32 wells were charged to exploratory expenses and 24 were transferred to proved properties which are included in the account Mineral property, wells and related equipment.
(4)	Includes 858, 210, 39 and 866 of increases corresponding to Puesto Hernandez, Lajas, La Ventana and Bajada Añelo–Amarga Chica joint operations, respectively, on the additional interest acquisition date.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date (see Note 13).
(6)	Includes 32 and 4 of net book value charged to fixed assets provisions for the years ended December 31, 2014 and 2012, respectively.
(7)	Includes, among others, the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city (see also Note 11.b) and 6,708 from the decrease of assets related to the investment project agreement (see also Note 11.c).
(8)	Includes 3,137 and 1,352 of increases and accumulated depreciation, respectively, corresponding to GASA on the acquisition date (see Note 13).
(9)	Includes 1,878 and 1,242 of increases and accumulated depreciation, respectively, corresponding to YPF Energía Eléctrica at the split-off date (see Note 13).
(10)	Includes (268), 4,357 and (276) corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2014, 2013 and 2012, respectively.

As described in Note 1.b.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the years ended on December 31, 2014, 2013 and 2012 the annual average rate of capitalization were 12.29%, 12.03% and 8.55% and the capitalized amount were 574, 605 and 340, respectively, for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended on December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount at beginning of year	166	132	123
Increase charged to expenses	133	16	22
Decreases charged to income	(4)	—	(23)
Amounts incurred	(32)	—	(4)
Translation differences	50	18	14

Amount at end of year	313	166	132

Set forth below is the evolution of the exploratory wells in evaluation stage for the years ended on December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount at beginning of year	710	815	160
Additions pending the determination of proved reserves	921	424	683
Decreases charged to exploration expenses	(336)	(255)	(35)
Decrease of assets assignment	(336)	—	—
Reclassifications to mineral property, wells and related equipment with proved reserves	(188)	(481)	(63)
Translation difference	222	207	70

Amount at end of year	993	710	815

The following table shows exploratory wells capitalized for a period longer than a year and the number of projects related to such costs as of December 31, 2014:

	Amount	Number of projects	Number of wells
Between 1 and 5 years	113	2	3

2.h) Accounts payable:

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	66	28,331	153	18,553	35	11,503
Investments in companies with negative shareholders’ equity	—	2	—	127	—	4
Extension of Concessions (see Note 11.c)	332	884	275	1,036	104	936
Miscellaneous	168	1,189	42	596	23	413

	566	30,406	470	20,312	162	12,856

(1)	For more information about related parties, see additionally Note 6.

2.i) Loans:

	Interest rate (1)	Principal maturity	2014				2013		2012
			Noncurrent		Current		Noncurrent	Current	Noncurrent	Current
Negotiable Obligations(2)	0.10 – 26.00%	2015-2028	33,330		3,586		20,474	4,296	9,216	725
Other financial debts	2.00 – 26.00%	2015-2019	2,700	(3)(4)	9,689	(3)(4)	2,602	4,518	2,884	4,279

			36,030		13,275		23,076	8,814	12,100	5,004

(1)	Annual interest rate as of December 31, 2014.
(2)	Disclosed net of 252, 137 and 450, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2014, 2013 and 2012, respectively.
(3)	Includes approximately 8,392 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2% and 7.25%.
(4)	Includes 1,702 corresponding to loans granted by Banco Nación Argentina, denominated in argentine pesos of which 315 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 167 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación and 1,220 accrue fixed interest rate of 22% corresponding to overdrafts. See additionally Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in millions)									Book value
Issuance									2014		2013		2012
Month	Year	Principal value			Class	Interest rate(3)		Principal maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
- YPF:
-	1998	US$	15	(1)(6)	—	Fixed	10.00%	2028	62	2	534	10	40	1
March	2010	US$	70	(2)(6)	Class III	—	—	—	—	—	—	—	—	347
September	2012		$100	(2)(7)	Class VI	—	—	—	—	—	—	—	—	101
September	2012		$200	(2)(6)	Class VII	—	—	—	—	—	—	202	200	2
September	2012		$1,200	(2)(4)(6)	Class VIII	BADLAR plus 4%	24.02%	2015	—	809	800	413	1,200	11
October	2012	US$	130	(2)(5)(6)	Class IX	—	—	—	—	—	—	853	636	7
October and December	2012	US$	552	(2)(4)(5)(6)	Class X	Fixed	6.25%	2016	4,690	59	3,587	45	2,702	34
November and December	2012		$2,110	(2)(4)(6)	Class XI	BADLAR plus 4.25%	24.72%	2017	2,110	70	2,110	64	2,110	56
December	2012		$150	(2)(6)	Class XII	—	—	—	—	—	—	—	—	151
December and March	2012/3		$2,828	(2)(4)(6)	Class XIII	BADLAR plus 4.75%	24.70%	2018	2,828	23	2,828	22	2,328	15
March	2013		$300	(2)(6)	Class XIV	—	—	—	—	—	—	304	—	—
March	2013	US$	230	(2)(5)(6)	Class XV	—	—	—	—	—	—	1,497	—	—
May	2013		$300	(2)(6)	Class XVI	—	—	—	—	—	—	303	—	—
April	2013		$2,250	(2)(4)(6)	Class XVII	BADLAR plus 2.25%	22.99%	2020	2,250	89	2,250	83	—	—
April	2013	US$	61	(2)(5)(6)	Class XVIII	Fixed	0.1%	2015	—	502	397	—	—	—
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	757	2	579	1	—	—
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	22.22%	2020	1,265	11	1,265	10	—	—
July	2013		$100	(2)(6)	Class XXI	—	—	—	—	—	—	101	—	—
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	515	107	510	89	—	—
October	2013	US$	150	(2)	Class XXIV	LIBOR plus 7.50%	7.73%	2018	825	311	860	125	—	—
October	2013		$300	(2)(6)	Class XXV	BADLAR plus 3.24%	24.10%	2015	—	314	300	13	—	—
December	2013	US$	587	(2)	Class XXVI	Fixed	8.875%	2018	4,899	16	3,251	10	—	—
December	2013		$150	(2)(6)	Class XXVII	—	—	—	—	—	—	151	—	—
March	2014		$500	(2)(6)	Class XXIX	BADLAR	20.09%	2020	500	7	—	—	—	—
March	2014		$379	(2)(6)	Class XXX	BADLAR plus 3.50%	23.47%	2015	—	384	—	—	—	—
April	2014	US$	1,000	(2)	Class XXVIII	Fixed	8.75%	2024	8,501	180	—	—	—	—
June	2014		$201	(2)(6)	Class XXXI	Variable(7)	26.00%	2015	—	205	—	—	—	—
June	2014		$465	(2)	Class XXXII	BADLAR plus 3.20%	23.27%	2016	155	316	—	—	—	—
June	2014	US$	66	(2)(5)	Class XXXIII	Fixed	2.00%	2017	563	1	—	—	—	—
September	2014		$1,000	(2)	Class XXXIV	BADLAR plus 0.10%	20.16%	2024	1,000	54	—	—	—	—
September	2014		$750	(2)(4)	Class XXXV	BADLAR plus 3.50%	23.56%	2019	750	47	—	—	—	—
- MetroGAS:
January	2013	US$	177		Series A-L	Fixed	8.875%	2018	1,186	1	840	—	—	—
January	2013	US$	13		Series A-U	Fixed	8.875%	2018	120	—	91	—	—	—
- GASA:
March	2013	US$	57		Series A-L	Fixed	8.875%	2015	347	76	262	—	—	—
March	2013	US$	1	(8)	Series A-U	Fixed	8.875%	2016	7	—	10	—	—	—

									33,330	3,586	20,474	4,296	9,216	725

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$5,000 million.
(3)	Interest rate as of December 31, 2014.
(4)	The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 20% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline), according to the information of the National Secretariat of Energy with a maximum interest rate of 26%.
(8)	The expiration date of the original capital is December 2015, with the possibility of being extended to December 2016, if certain conditions are fulfilled. See GASA section below.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.d) Financial risk management.

•	YPF’s Negotiable Obligations

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Subsequently the amount of the program was extended by the corresponding approval of the Shareholders’ meeting, totalizing a maximum nominal amount outstanding of US$ 5,000 million as of December 31, 2014 and US$ 8,000 million as of February 26, 2015, date of issuance of these financial statements (see Note 15), or its equivalent in other currencies. The funds from this Program may be used for any of the alternatives provided in art. 3 of Law No. 23,576 of negotiable obligations and its supplementary rules.

•	Negotiable Obligations of MetroGAS S.A. and Gas Argentino S.A. – Debt Restructuring:

•	MetroGAS:

In compliance with the preventive agreement between MetroGAS and its creditors, in relation with MetroGAS voluntary reorganization petition, on January 11, 2013 new negotiable obligations were issued by MetroGAS (the “new negotiable obligations of MetroGAS”) which were granted in exchange to the financial and non-financial creditors verified and declared acceptable.

On February 1 and February 13, 2013 MetroGAS presented to the Court the documentation that demonstrates the fulfillment of the debt exchange and the issuance of the new negotiable obligations of MetroGAS in order to obtain the removal of the general prohibition and obtain the legal declaration of the accomplishment of the preventive agreement under the terms and conditions of art. 59 of the Bankruptcy law.

The issuance of the new negotiable obligations of MetroGAS was approved by the CNV on December 26, 2012, within the framework of the Global Negotiable Obligation Issuance Program of MetroGAS for a nominal value of up to US$ 600 million.

MetroGAS issued the new negotiable obligations to be exchanged for existing negotiable obligations:

•	Series A-L for an amount of US$ 163,003,452.

•	Series B-L for an amount of US$ 122,000,000.

and in exchange of non-financial debt of MetroGAS negotiable obligations:

•	Series A-U for an amount of US$ 16,518,450.

•	Series B-U for an amount of US$ 13,031,550.

From the date of issuance, all MetroGAS obligations under the terms of the Previous Negotiable Obligations and the previous non-financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the previous Negotiable Obligation and the previous non-financial debt were extinguished and no longer constitute MetroGAS enforceable obligations. In this order, the debt exchange was accounted for as a debt extinguishment following the guidelines of IFRS 9. The result, before tax effect, of the restructuring of the outstanding debt obligations of MetroGAS was recognized by that company during the three months ended on March 31, 2013. Since this result was recognized by MetroGAS prior to the YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of MetroGAS (see Note 13).

The principal value of the Class A New Negotiable Obligations of MetroGAS shall be fully redeemed at its maturity on December 31, 2018 in a single payment. The Class A New Negotiable Obligations of MetroGAS will accrue an annual nominal interest rate of 8.875%. The Class A New Negotiable Obligations will accrue an annual nominal interest rate of 8.875% over outstanding Negotiable Obligations, from date of issue until the date of cancellation which shall be calculated and paid in accordance with its terms and conditions. The Class B New Negotiable Obligations would only had accrued interest over the amount of capital corresponding to the Class B New Negotiable Obligations if a triggering event had occurred (which includes the anticipated maturity in case of an event of default under the terms of the new issued negotiable obligations) before the Deadline and since such triggering event occurred. This interest also had being accrued at an annual nominal interest rate of 8.875% from the date of the triggering event and until the date of cancellation which had been computed and paid in accordance with its terms and conditions. Interest on the Series AL and AU will be paid every six months on June 30 and December 31 of each year, although MetroGAS has exercised the option to capitalize 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014.

Consequently, after the initial issuance aforementioned, MetroGAS has issued Negotiable Obligations of late verification:

•	Series A-U for an amount of US$ 5,087,459

•	Series B-U for an amount of US$ 4,013,541

and Negotiable Obligations of capitalization

•	Series A-L additionally for an amount of US$ 7,033,000

•	Series A-U additionally for an amount of US$ 742,500

Additionally, in accordance with the terms and conditions of issuance of the New Negotiable obligations of MetroGAS, it and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

•	GASA:

In compliance with the preventive agreement between GASA and its creditors, in relation with the voluntary reorganization petition of GASA, on March 15, 2013 GASA proceeded to exchange the existing negotiable obligations held by its financial creditors and the credits of nonfinancial creditors verified and declared acceptable by the New Negotiable obligations.

GASA issued new negotiable obligations (the “new negotiable obligations of GASA”) to be delivered in exchange for previous existing negotiable obligations:

•	Series A-L for an amount of US$ 50,760,000.

•	Series B-L for an amount of US$ 67,510,800.

and in exchange for the financial debt of GASA Previous Negotiable Obligations:

•	Series A-U for an amount of US$ 1,306,528.

•	Series B-U for an amount of US$ 1,737,690.

The issuance of the new negotiable obligations of GASA AL and BL series were approved by the CNV on February 5, 2013.

From the date of issuance, all GASA obligations under the terms of the previous negotiable obligations and the previous financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the Previous Negotiable obligations and the previous financial debt were extinguished and no longer constitute an enforceable obligation for GASA. The debt exchange was accounted for as an extinguishment of debt following the guidelines of IFRS 9. The result before tax effect of the debt restructuring of GASA was recognized in the statement of income during the three months ended on March 31, 2013. Since this result was recognized by GASA prior to YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of GASA (see Note 13).

The principal value of the Class A new negotiable obligations of GASA will be fully redeemed at its maturity on December 31, 2015 in a single payment. If GASA pays the total accrued non-capitalized interest to that date and the capital corresponding that would have been capitalized in accordance with the terms of issuance up to that date, then the maturity of the new negotiable obligations of GASA will be on December 31, 2016. The Class A new negotiable obligations of GASA will accrue an annual nominal interest of 8.875%. The Class B new negotiable obligations of GASA, maturing on 2015, will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the negotiable obligations issued) occurs before the Deadline, and if the triggering event has not occur, the Class B new negotiable obligations of GASA will be automatically canceled and will no longer constitute enforceable obligations for GASA. Interest will be paid every six months on June 15 and December 15 of each year, GASA will have the option to capitalize 100% of the interest accrued between the date of issuance and December 15, 2015. GASA has exercised this option for the accrued interest from the date of issuance to December 15, 2014.

Subsequent to the issuance mentioned, GASA has issued additional Negotiable Obligations:

•	Class A-L for an amount of US$ 8,491,085

and Negotiable Obligations of interest capitalization:

•	Class A-U for an amount of US$ 215,532

Additionally, in accordance with the terms and conditions of issuance of the new negotiable obligations, GASA and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2013	168	22	5,020	159	764	926	13,220		289
Increases charged to expenses	11	—	3,367	24	1,066	—	1,366		3
Decreases charged to income	(27)	—	(465)	(82)	—	—	—		—
Increase from subsidiaries acquisition	—	—	20	—	21	2	724		14
Decrease from payments	(14)	(11)	(5)	(1,126)	—	(621)	(61)		(136)
Translation differences	67	5	930	23	175	81	2,772		48
Increase from joint operation interest acquisition	—	—	—	—	—	—	339		153
Reclassifications and others	(11)	11	(1,853)	1,853	(757)	757	(273	)(1)	5	(1)

Amount as of December 31, 2014	194	27	7,014	851	1,269	1,145	18,087		376

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2012	136	16	2,892	122	677	489	6,958		193
Increases charged to expenses	3	—	1,877	29	208	551	719		—
Decreases charged to income	—	—	(90)	(41)	—	—	—		—
Decrease from payments	—	(16)	—	(160)	—	(432)	—		(105)
Translation differences	46	5	579	9	138	59	1,355		29
Reclassifications and others	(17)	17	(238)	200	(259)	259	4,188	(1)	172	(1)

Amount as of December 31, 2013	168	22	5,020	159	764	926	13,220		289

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2011	143	14	2,167	118	567	581	6,329		252
Increases charged to expenses	5	—	1,058	15	707	—	477		5
Decreases charged to income	—	—	(31)	(4)	(24)	—	—		—
Decrease from payments	—	(11)	—	(519)	—	(735)	—		(141)
Translation differences	(1)	2	210	—	53	17	489		16
Reclassifications and others	(11)	11	(512)	512	(626)	626	(337	)(1)	61	(1)

Amount as of December 31, 2012	136	16	2,892	122	677	489	6,958		193

(1)	Includes (268), 4,357 and (276) from abandonment obligation costs which has counterpart in fixed assets for the years ended on December 31, 2014, 2013 and 2012, respectively.

2.k) Revenues, cost of sales, expenses and other (expense) income, net:

For the years ended December 31, 2014, 2013 and 2012

Revenues

	2014	2013	2012
Sales(1)	147,020	92,978	68,817
Revenues from construction contracts	419	312	684
Turnover tax	(5,497)	(3,177)	(2,327)

	141,942	90,113	67,174

(1)	Includes revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment (see Note 11.c).

Cost of sales

	2014	2013	2012
Inventories at beginning of year	9,881	6,922	6,006
Purchases for the year	35,951	25,846	17,974
Production costs	68,840	42,980	32,374
Translation effect	2,821	2,227	835
Inventories at end of year	(13,001)	(9,881)	(6,922)

Cost of sales	104,492	68,094	50,267

Expenses

	2014							2013		2012
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total		Total
Salaries and social security taxes	5,341	1,602	(2)	911	177	8,031		5,906		4,488
Fees and compensation for services	554	1,150	(2)	226	10	1,940		1,361		1,075
Other personnel expenses	1,622	226		94	44	1,986		1,370		997
Taxes, charges and contributions	2,260	92		3,308	—	5,660	(1)	3,893	(1)	2,680	(1)
Royalties and easements	9,503	—		18	23	9,544		5,871		4,469
Insurance	705	22		65	—	792		592		255
Rental of real estate and equipment	2,630	24		296	—	2,950		1,956		1,481
Survey expenses	—	—		—	251	251		77		32
Depreciation of fixed assets	19,201	282		453	—	19,936		11,236		8,129
Amortization of intangible assets	140	134		16	179	469		197		152
Industrial inputs, consumable materials and supplies	3,415	38		61	8	3,522		2,143		1,561
Operation services and other service contracts	5,297	178		432	1	5,908		3,043		2,937
Preservation, repair and maintenance	11,322	200		271	19	11,812		7,959		5,922
Contractual commitments	52	—		—	—	52		174		212
Unproductive exploratory drillings	—	—		—	1,265	1,265		514		316
Transportation, products and charges	3,874	6		3,001	—	6,881		4,805		3,878
Provision for doubtful trade receivables	—	—		169	—	169		118		31
Publicity and advertising expenses	—	451		259	—	710		265		182
Fuel, gas, energy and miscellaneous	2,924	125		534	57	3,640		2,586		2,053

Total 2014	68,840	4,530		10,114	2,034	85,518

Total 2013	42,980	2,686		7,571	829			54,066

Total 2012	32,374	2,232		5,662	582					40,850

(1)	Include approximately 1,775, 1,757 and 1,307 corresponding to hydrocarbon export withholdings for years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes 121 of Directors and Statutory Auditor’s fees. On April 30, 2014 the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to approve as honorary in advance for such fees the sum of approximately 123 for the year 2014.

The expense recognized in the statement of comprehensive income related to research and development activities during the years ended December 31, 2014, 2013 and 2012 amounted to 215, 83 and 58, respectively.

Other (expense) income, net

	2014	2013	2012
Environmental remediation from YPF Holdings Inc.	(214)	(201)	(278)
Lawsuits and contingencies	(2,034)	(1,069)	(437)
Insurance (Note 11.b)	—	1,479	—
Revenue extension of concessions “La Ventana” and “Magallanes” (Note 5)	428	—	—
Miscellaneous	790	18	187

	(1,030)	227	(528)

3.	PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Company, could significantly exceed the recorded provisions.

As of December 31, 2014, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 7,865. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

Additionally, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external legal advisors, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolution mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,052 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and deduced counterclaim against YPF asking the Arbitration Tribunal to condemn YPF to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify all damages caused by such termination to TGM. Additionally, on July 10, 2009 TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and Sulgás presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million.

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Court. On December 16, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014 for which the reports of the experts proposed by the parties occurred.

On December 27, 2013, the Federal Court of Appeals hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of the arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Court of Appeals. YPF answered such appeal on November 19, 2014; and on December 30, 2014, the Court of Appeals dismissed the extraordinary appeal filed by TGM. On the other hand, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU is trying to notify the various decisions rendered by the Uruguayan courts through letters rogatory and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. As of the date the motion raised by YPF has not been decided by the Argentine courts while the Court of Appeals has decided to notify Uruguayan courts the decisions rendered in the appeal for nullity filed by YPF.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the Arbitration Tribunal rejecting the alleged sums claimed by TGM and AESU based on the fact that the said amounts are disproportionate due to errors in the technical valuations attached. On July 8, 2014, TGM filed an answer to the reply with the Arbitration Tribunal, which was in turn responded to by YPF on September 23, 2014 by filing a second answer thereto.

Despite having brought the action mentioned, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitral award, the Company has accrued its best estimate with respect to the amount of the claims.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

Regarding the previously mentioned issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

On April 3, 2013 the complaint for damages brought by TGN was notified whereby TGN claimed YPF the amount of US$ 142 million, plus interests and legal fees for the termination of the transportation contract, and notified that YPF shall have 30 days to file and answer thereto. On May 31, 2013 YPF answered the claim requesting the dismissal thereof. On April 3, 2014 the evidence production period commenced for a 40-days lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder. As of the date of issuance of these consolidated financial statements, evidence offered by the parties is being produced.

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013 YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. YPF’s Management has accrued its best estimate with respect to the claims mentioned above.

As of December 31, 2014, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. On December 18, 2014 the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning. In addition to the aforementioned, the Company has other 26 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 18,463 as of December 31, 2014, the Company has accrued 2,414 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Environmental liabilities of YPF Holdings Inc.

1.	Introduction

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“TS”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and TS.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future. The most significant contingencies are described in the following paragraphs.

2. Environmental Issues relating to Lister site and Passaic River

2.1 Environmental administrative Issues relating to the lower 8 miles of the Passaic River

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by TS. This project is in the operation and maintenance phase.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS). Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should be subjected to a Remedial Investigation / Feasibility Study (“RI/FS”). Participants of the 2007 AOC are discussing the possibility of conducting additional remedial works with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River - Mile 10.9 - Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC. The RI/FS concerning the 2007 AOC is expected to be completed by the first or second quarter of 2015 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public opinion, which will be considered for the purpose of issuing a Record of Decision or final decision on remediation.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower

Passaic River Study Area. For this reason, during the first half of 2011, Maxus and TS signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, TS submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. TS estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by TS under the 2004 AOC. TS proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to TS’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

During June 2008, the EPA, Occidental, and TS entered into an AOC (“Removal AOC from 2008”), pursuant to which TS (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

2.2 Feasibility Study for the environmental remediation of the lower 8 miles of the Passaic River

•	First draft - Year 2007

On June 2007, EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping. TS, in conjunction with the other parties working under the CPG, submitted comments over legal and technical defects of the FFS 2007 to EPA. As a result of all the comments received, EPA withdrew FFS 2007 in order to modify it and give more consideration to comments. On November 14, 2013 at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the FFS 2007, that consisted of four alternatives: (i) no action; (ii) deep dredging of 9.7 million cubic yards during 12 years (cost: US$ 1.4 billion to US$ 3.5 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards during 6 years (cost: US$ 1 billion to US$ 1.8 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards during 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that it was currently in favor of alternative (iii).

•	Second draft - Year 2014

On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The EPA submitted this draft for consideration for a period of public comments starting on April 21, 2014, after two extensions, the process ended on August 20, 2014.

The FFS 2014 contains the four remediation alternatives analysed by the EPA, as well as the estimation of the cost of each alternative which consist of: (i) no action, (ii) deep dredging of 9.7 million cubic yard capping (cost estimated by EPA: US$ 1.34 billion to US$ 3.24 billion, depending on the possibility of disposing dredged sediments in a contained subaquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility, or local decontamination and beneficial use); (iii) capping and dredging of 4.3 million cubic yards and placing of an engineering cap (a physical barrier mainly built with sand and stone) (cost estimated by EPA: US$ 1 billion to US$ 1.73 billion, depending on the existence of a CAD or an off-site disposal facility, or local decontamination and beneficial use); and (iv) focused dredging and filling of 1 million cubic yard (cost estimated by the EPA: US$ 0.4 billion to US$ 0.6 billion, depending on the existence of a CAD or off-site disposal facility, or local decontamination and beneficial use). The alternative favored by EPA at the time of issuance of FFS 2014 was the third one, considering the disposal of removed material at an off-site disposal facility, with a current estimated value of US$ 1.73 billion (estimated at a 7% annual rate).

On August 20, 2014, Maxus and TS, on behalf of Occidental, submitted their comments on FFS 2014 to EPA. The main arguments offered by Maxus, TS and Occidental in the comments about the FFS were as follows:

•	The FFS is not a legally authorized process to select the type and size of the remediation proposed by the EPA for the 8 miles of the lower Passaic River.

•	The FFS is based on a flawed site design.

•	The FFS overstates the issues of human health and ecological risk.

•	The proposed plan is not executable and not economically reasonable in cost-benefit terms.

•	Processes in Region 2 of the EPA present lack public transparency.

•	The inclusion in the remediation plan of dredging for navigational purposes is not covered by the regulation.

In addition to the comments received from Maxus and TS, EPA also received comments from about 400 other companies, institutions, government agencies, non-governmental and private organizations, including the CPG, Amtrak (federal railway company), NJ Transit, United States Army Corps of Engineers, Passaic Valley Sewerage Commission, yacht clubs, public officials, and others.

In parallel to the revision of FFS 2014, Maxus and TS have been working on a preliminary project called In-ECO, an ecological and sustainable alternative of bioremediation as a substitute to the remediation chosen by EPA in its FFS 2014. Maxus and TS submitted In-ECO to EPA in May 2014, EPA provided comments in September and Maxus and TS submitted a revision in November 2014.

Currently, EPA is considering these comments and will issue a response before EPA makes its final decision on the remedial plan for the area, which will probably be published in a “Record of Decision” sometime in 2015 or 2016.

•	Conclusion

Based on the information available to the Company at the time of issuance of these financial statements, and also considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the final proposal and their associated costs, the outcome of the discoveries and/or evidence that may be produced, the amounts previously incurred by YPF Holdings Inc. in remedial activities in the area covered by FFS, the various parties involved therein, and consequently the uncertainties related to the potential allocation of the removal costs, and the opinion of external legal advisors, it is not possible to reasonably estimate a loss or range of a loss on the mentioned matters, and therefore YPF Holdings has not recorded a provision for these matters.

2.3 Environmental administrative Issues concerning to the lower 17 miles of the Passaic River

•	Passaic River Mile 10.9 Removal Action.

In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which TS then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties. Occidental, Maxus and TS refused to sign this AOC since they failed to agree with the other parts of the CPG regarding the way of assigning the estimated cost of the removal action. On June 25, 2012, EPA addressed to Occidental the order, pursuant to section 106 of CERCLA, to participate and cooperate with the CPG members who had signed the AOC RM 10.9. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of TS’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. Therefore, the EPA notified OCC, Maxus and TS that other options would be discussed in order to determine how to comply with the Unilateral Administrative Order, which ends in a petition to constitute a financial guarantee. TS, on behalf of Occidental, worked during the first four-month period in 2014 to prepare a proposal for the EPA in connection with RM 10.9. In March 2014, TS sent a work schedule to conduct certain studies, which were conditionally accepted by the EPA. The fieldwork for this research was undertaken in August and an additional field investigation was initiated in December 2014 and is expected to be completed during the first quarter of 2015. EPA extended the deadline for the fulfillment of the financial guarantee to March 2014 and then extended the deadline indefinitely.

•	Feasibility Study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the Remedial Investigation/Feasibility Study contemplated in AOC 2007, with completion was expected for 2015, after which EPA will choose a remediation action that will be made public in order to receive comments.

In February 2015, the CPG submitted a draft report concerning the lower 17 mile portion of the Passaic River to the EPA. The draft report summarizes historical information and data collected as part of the investigation within the remediation framework. The draft report will be reviewed by EPA within 60 to 180 days of the submission.

2.4 Trial for the Passaic River

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, TS, Maxus and several companies, besides Occidental. The DEP sought remediation of natural resources damaged and punitive damages and other matters. The defendants made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and TS filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. In phase one would be determined liability and phase two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and TS have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court would conduct the discovery and trial of the State’s damages against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there were three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and TS approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which did not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which, Judge Lombardi ruled the rejecting of Occidental’s claims and approved the settlement agreement. On January 24, 2014, Occidental appealed the approval of the settlement agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the settlement agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would not seek an additional revision of Judge Lombardi’s decision approving the settlement agreement.

Likewise, on June 23, 2014, lawyers of the State of New Jersey reported that Occidental and the State of New Jersey reached an understanding about the general terms and conditions for a settlement agreement that would end the Track VIII proceedings; and on August 20, 2014 they reported that an agreement had been reached on the text of such settlement agreement.

On July 22, 2014, the Court issued the following:

(a) Case Management Order No. XXIII to conduct the proceedings, establishing a schedule for the first phase of Track IV (related to claims by Occidental alleging “alter ego” between Maxus and its shareholders, and the transfer of assets to YPF and Repsol).

(b) a court Order for the process of approval of the agreement between the State of New Jersey and Occidental, which established a schedule for the approval of the agreement between Occidental and the State of New Jersey.

On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, United States of America, in consideration for the payment of US$ 190 million in three installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus Energy Corporation (“Maxus”), a subsidiary of YPF S.A., received a letter from Occidental requesting Maxus to indemnify Occidental for all the payments that Occidental agreed to pay to the State. Formerly, in 2011 the Court held that Maxus had the contractual obligation to indemnify and hold Occidental harmless from any liability under the New Jersey Spill Compensation and Control Act resulting from contaminants dumped in or from the Lister Avenue site owned by a company bought by Occidental, and with which it merged in 1986. Maxus holds that both the existence and the amount of such obligation to indemnify Occidental for the payments made to the State under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint, in replacement of the second amendment submitted in September 2012. YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that the claims incorporated in the third amendment were not included in the second. Occidental answered that the third amendment incorporates new facts, but not new claims. On October 28, 2014 Judge Lombardi rejected Occidental’s arguments.

On November 12, 2014, the District Court issued a new schedule (Case Management Order XXV) with the due dates for the discovery and litigation processes in order to decide on the so-called Track III proceedings (contamination liability allocation between Maxus and Occidental) and Track IV proceedings (claims by Occidental against YPF’s for alter ego and fraudulent transfer). According to this new schedule, the following events occurred:

a) Motion to dismiss

The purpose of this motion was to determine if the asset transference claim was barred by statute of limitations. On January 13, 2015 the Special Master issued an Opinion (the “Opinion”) recommended that the Judge to dismiss most of the claims against YPF. The Opinion recommended the dismissal of all except three of Occidental’s claims against YPF on the basis that they are barred by statute of limitations. Remaining claims refer to: (1) contractual non-compliance of the Stock Purchase Agreement (including the alter ego claims) between Maxus and Occidental; (2) contractual indemnity under the Stock Purchase Agreement between Maxus and Occidental, and (3) common contingencies (statutory contribution) undertaken by the defendants within the framework of the transaction agreements. On January 29, 2015 Judge Lombardi fully approved the Opinion. Occidental did not appeal the decision by Judge Lombardi within the established 20-day period, but reserved such right to appeal at the end of the main process.

b) Answer to the Complaint

On February 14, 2015: YPF, Repsol and Maxus/TS filed their answers to Occidental’s complaint

c) Motion for Summary Judgment

The purpose of this motion is to decide liability-related issues between Maxus and Occidental. As a consequence of the incorporation of Occidental’s new lawyers, the terms to decide on this motion are subject to agreement between the parties and the approval by the Special Master.

d) Trial for Track IV proceedings

The trial to decide on Track IV would begin in December 2015. However, this date may be modified by the appointment of new Occidental lawyers in the case.

2.5.	Conclusion

As at December 31, 2014, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” was recorded for a total amount of 1,843 comprising the cost of studies, the most reasonable estimation of expenses that YPF Holdings Inc. may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by YPF Holdings may result in a need by this company to incur in additional costs higher than the current allowance amount accrued.

Considering the information available to YPF Holdings Inc. as of the date of issuance of these financial statements; the results of studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the removal costs; and considering the opinion of our internal and external legal advisors, the management of the Company has not accrued additional amounts than the mentioned above and that could emerge as a result of the conclusion of the aforementioned issues and consequently to be reasonably estimated.

3. Other Environmental Administrative Issues unrelated to “Passaic River”

•	Hudson County, New Jersey

Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers.

The DEP, TS and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

TS, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which TS, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 26 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

On behalf of Occidental, Maxus granted a financial guarantee in an amount of US$20 million for the performance of this work. Currently, TS is performing the work in accordance with the Master Plan, where the outstanding activities are the onset and completion of extensions work at six sites, the implementation of the planning phase of the remedial action for a minimum of eight sites, and the preparation and/or presentation of the remedial work plan intended to start them in about six sites.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others TS, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

As of December 31, 2014, there are approximately 362 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to TS’s reports and other developments.

•	Painesville, Ohio

In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RI/FS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. TS has agreed to participate in the RI/FS as required by the OEPA. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of December 31, 2014, YPF Holdings Inc. has accrued a total of 117 for its estimated share of the cost to perform the RI/FS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF-Holdings-Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

•	Other sites - Greens Bayou

Pursuant to settlement agreements with the Port of Houston Authority and other parties, TS and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, TS negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Proposed Consent Agreement was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days is opened for comments. Under the agreement, it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2014, YPF Holdings Inc. has accrued 36 for its estimated share of remediation activities associated with Greens Bayou facility.

•	Milwaukee Solvay Site

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In November 2006, five PRPs, including Maxus, signed a joint agreement of participation and defense that establishes the allocation of costs for making a RI/FS. Under the agreement Maxus is responsible for a significant part.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RI/FS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments.

On April 25, 2012 EPA made a proposal concerning the scope of future investigations of sediments, which was rejected by the PRP group.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately US$ 0.8 million.

In February 2014, the PRP Group submitted to EPA and the Wisconsin Department of Natural Resources a preliminary study of basic assessment of risk to human health, a preliminary study of ecological risk assessment of upland and an ecological risk assessment of aquatic life. Currently, they are conducting sediment research activities as approved in the FSP.

YPF Holdings Inc. has accrued 5 as of December 31, 2014 for its estimated share of the costs of the RI/FS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

•	Other sites – Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsibility. In March 2013, EPA requested Maxus on behalf of Occidental, and Exxon Mobil to perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated between US$ 3 and US$ 5 million). Investigation work began in September 2014, and should be finished in the fourth quarter of 2015. However, despite the fact that as at December 31, 2014 no agreement exists between the potentially liable parties, the share of Occidental/Maxus is expected to be minor.

•	Tuscaloosa Site

The Company has completed the remediation activities at this site. YPF Holdings Inc. has accrued 31 for these matters as at December 31, 2014.

•	Malone Services Site

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During 2012, 2013 and 2014 the PRP Group continued with the design, planning and remediation phase. As of December 31, 2014 YPF Holdings has accrued 3 in connection with its obligations for this matter.

•	Other third party sites

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 31 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

•	Black Lung Benefits Act Liabilities

The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2014, YPF Holdings Inc. has accrued 33 in connection with its estimate of these obligations.

4. Other legal proceedings

•	Sale Taxes - Texas

In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

•	Occidental’s claim for past events - Texas

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. TS was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.‘s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to Occidental US$ 0.6 million covering Occidental’s costs for 2010 and 2011, and in September 2012 Maxus paid to Occidental an additional US$ 31 thousand for Occidental’s costs for the first semester of 2012. Maxus anticipates that Occidental’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 3 in respect to these matters.

•	Turtle Bayou

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs and $0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. The obligation to pay some future costs is still pending. As of December 31, 2014, YPF Holdings Inc. has accrued 8 in respect of this matter.

Ruby Mhire: In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Maxus filed appropriate answers to the complaints. On June 22, 2012, the parties to the case held a mediation requested by the Court to discuss a settlement. In this mediation, two of the five defendants reached an agreement with the plaintiffs. Plaintiffs did not attain a termination agreement with the three remaining defendants (Maxus, Chevron and El Paso). In the fourth quarter of 2012 both the discovery process and the depositions were intensified. In December 2012, Maxus filed an appeal with the intention to obtain a change of forum, alleging that its due process rights would be adversely affected if the case was heard in Cameron. The Court had contemplated a hearing in February 2013 and a trial in March 2013. However, the Court suspended litigation in order to allow for the negotiation of an out-of-court settlement agreement between the parties. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and is required to remediate the site. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 34 in respect to these matters.

On July 31, 2013, the Court of Judicial District No. 38 of Cameron, Louisiana State accepted the Resolution Agreement after receiving the notification of No Objection from the Department of Natural Resources, Office of Conservation on July 8, 2013. In August 2013, under the Settlement Agreement, Maxus made the initial payment of US$ 2 million and in December 2013 and June 2014 Maxus made payments of US$ 3 million each time.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

4.	CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2014, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2014, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

According to reports by Repsol to the BCBA dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC and 11.86% of the capital stock of YPF, represented by 46,648,538 ordinary shares Class D, ceasing to be a shareholder of the company after such transaction.

On April 30, 2014, a General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2013 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2013: (i) appropriate the amount of 200 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the financial statements for the year ended December 31, 2013 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 4,460 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 465, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On June 11, 2014, the Board of Directors decided to pay a dividend of Ps. 1.18 per share for the amount of 464 which was available for shareholders on July 10, 2014.

During the years ended 2014 and 2013, YPF has repurchased 634,204 and 1,232,362 shares for a total amount of 200 and 120, respectively, and has settled 563,754 and 479,174 shares to the beneficiaries of the Share-Based Benefit Plan, respectively, in order to fulfill the Share-Based Benefit Plans mentioned in Note 1.b.10.iii). The cost of such repurchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from Subscribed Capital and Adjustments to Contributions accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

5.	INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount of investments in affiliated companies valued using the equity method	739	213	603
Amount of investments valued at cost	18	14	12

Sub-Total participations in affiliated companies and others	757	227	615

Amount of investments in joint ventures valued using the equity method	2,432	1,909	1,311

Sub-Total participations in joint ventures	2,432	1,909	1,311

Provision for reduction in value of holdings in companies	(12)	(12)	(12)

	3,177	2,124	1,914

As mentioned in Note 1.b.5 and in Exhibit I, the investments in companies with negative shareholders’ equity are disclosed in “Account payable”.

The main changes that affected the amount of the investments previously mentioned, during the years ended on December 31, 2014, 2013 and 2012, are the following:

	2014	2013		2012
Amount at the beginning of year	2,124	1,914		2,013
Acquisitions and contributions	448	153		—
Income from investments valued using the equity method	558	353		114
Dividends distributed	(299)	(280)		(388)
Translation difference	470	470		167
Reclassification of investments in companies with negative shareholders’ equity	(125)	123		4
Other	1	(609	)(1)	4

Amount at the end of year	3,177	2,124		1,914

(1)	Among others, includes movements generated in relation with the spin-off of Pluspetrol Energy S.A.

Exhibit I.b) provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies, calculated according to the equity method, for the years ended on December 31, 2014, 2013 and 2012 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies				Joint ventures
	2014	2013		2012	2014	2013	2012
Net income	234	63	(1)	14	324	290	100
Other comprehensive income	18	120		5	452	350	162

Comprehensive income for the year	252	183		19	776	640	262

(1)	Includes 156 corresponding to the comprehensive income generated in business combinations with GASA and YPF Energía Eléctrica (see Note 13).

Additionally, as mentioned in Note 1.a), the Company participates as of December 31, 2014, in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31, 2014, 2013 and 2012, and expenses for the three years then ended of the Joint Operations and other agreements are as follows:

	2014	2013	2012
Noncurrent assets	21,275	9,472	7,136
Current assets	1,233	661	551

Total assets	22,508	10,133	7,687

Noncurrent liabilities	2,897	2,342	1,661
Current liabilities	4,404	1,247	1,048

Total liabilities	7,301	3,589	2,709

	2014	2013	2012
Production cost	8,523	4,647	3,858
Exploration expenses	672	43	281

Transactions in joint operation contracts:

•	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. Now YPF owns 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investments plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as fixed assets.

•	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as fixed assets.

•	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement (“JOA”) in the area “La Ventana”, located in the basin of Cuyo in the Province of Mendoza, whose original due date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose due date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original due date was extended for 10 years more, to November 14, 2027, the new concession due date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s due date in relation with the Concession for the Exploitation of Hydrocarbons in the area “La Ventana”, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other (expense) income, net”, in the statement of comprehensive income.

•	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF S.A. and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR will hold the following interests: (i) La Amarga Chica, YPF S:A. 100% (ii) Bajada de Añelo: YPF S.A. 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF S.A. has made a US$41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; (vi) Bajo Baguales. These transferences shall have effect from January 1, 2015.

6.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2014, 2013 and 2012 and transactions with the mentioned parties for the years ended December 31, 2014, 2013 and 2012. Additionally, the transactions held with the entities of the Repsol Group are included until the date the conditions required to be considered as related parties were met.

	2014			2013				2012
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Current	Current	Current	Non-Current	Current	Current	Current	Non-Current	Current
Joint ventures:
Profertil S.A.	56	3	16	23	2	—	34	29	6	—	37
Compañía Mega S.A. (“Mega”)	528	7	40	489	7	—	28	422	5	—	19
Refinería del Norte S.A. (“Refinor”)	145	—	11	79	15	—	4	61	23	—	6
Bizoy S.A.	4	—	—	—	12	—	—	—	—	—	—

	733	10	67	591	36	—	66	512	34	—	62

Affiliated companies:
Central Dock Sud S.A.	89	—	—	109	5	484	2	89	4	350	8
Pluspetrol Energy S.A.(1)	—	—	—	—	—	—	—	76	—	—	2
Metrogas S.A.(1)	—	—	—	—	—	—	—	104	—	—	—
Oleoductos del Valle S.A.	—	—	33	—	—	—	8	—	—	—	6
Terminales Marítimas Patagónicas S.A.	—	—	28	—	—	—	19	—	—	—	11
Oleoducto Trasandino (Argentina) S.A.	—	—	2	—	—	—	1	—	—	—	2
Gasoducto del Pacífico (Argentina) S.A.	—	6	7	—	—	—	13	—	—	—	6
Oiltanking Ebytem S.A.	—	—	25	—	—	—	20	—	—	—	15

	89	6	95	109	5	484	63	269	4	350	50

Repsol Group	—	—	—	—	—	—	—	1	—	—	—

	—	—	—	—	—	—	—	1	—	—	—

	822	16	162	700	41	484	129	782	38	350	112

	2014		2013			2012
	Revenues	Purchases and Services	Revenues	Purchases and Services	Interest and fees gained (lost), net	Revenues	Purchases and Services (recoveries of expenses), net	Interest and fees gained (lost), net
Joint ventures:
Profertil S.A.	304	409	132	277	—	119	273	—
Mega	2,485	178	1,786	325	—	1,696	166	—
Refinor	859	62	561	76	—	495	125	—
Bizoy S.A.	13	—	24	—	—	—	—	—

	3,661	649	2,503	678	—	2,310	564	—

Affiliated companies:
Central Dock Sud S.A.	222	—	179	70	17	168	33	3
Pluspetrol Energy S.A.(1)	—	—	142	54	—	102	27	—
Metrogas S.A.(1)	—	—	17	—	—	126	—	—
Oleoductos del Valle S.A.	—	181	—	61	—	—	51	—
Terminales Marítimas Patagónicas S.A.	1	190	1	139	—	—	78	—
Oleoducto Trasandino (Argentina) S.A.	—	17	—	12	—	—	8	—
Gasoducto del Pacífico (Argentina) S.A.	—	85	—	60	—	—	36	—
Oiltanking Ebytem S.A.	—	147	—	102	—	—	101	—

	223	620	339	498	17	396	334	3

Main shareholders and other related parties under their control:
Repsol	—	—	—	—	—	8	2	—
Repsol YPF Gas S.A.	—	—	—	—	—	78	1	—
Repsol Exploración S.A.	—	—	—	—	—	1	—	—
Repsol Tesorería y Gestión Financiera S.A.	—	—	—	—	—	—	366	(5)
Repsol Butano S.A.	—	—	—	—	—	—	—	(1)
Others	—	—	—	1	—	7	19	(4)

	—	—	—	1	—	94	388	(10)

	3,884	1,269	2,842	1,177	17	2,800	1,286	(7)

(1)	Includes balances and operations until take over or spin-off date (see Note 13).

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are the provision of fuel oil to CAMMESA, which is destined to thermal power plants, and the purchases of energy to the mentioned company by YPF, and electric energy sales to CAMMESA and fuel oil purchase by YPF Energía Eléctrica (the operations of sale and purchase for the year ended on December 31, 2014 amounted to 7,816 and 1,121, respectively, and for the year ended December 31, 2013 amounted to 2,930 and 792, respectively, and for the year ended December 31, 2012, amounted to 1,993 and 454, respectively, while the net balance as of December 31, 2014, 2013 and 2012 was a receivable of 1,010, 455 and 96, respectively); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas to ENARSA, imported by the mentioned company from Bolivia and crude oil (the operations for the year ended December 31, 2014, amounted to 1,507 and 476, respectively, for the year ended December 31, 2013 amounted to 1,015 and 1,107, respectively, and for the year ended December 31, 2012 amounted to 1,371 and 895, respectively, while the net balance as of December 31, 2014, 2013 and 2012 was a receivable of 192, 430 and 356, respectively); the provision of jet fuel to

Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A. (the operations for the year ended December 31, 2014, 2013 and 2012, amounted to 2,676, 1,495 and 777, while the balance as of December 31, 2014, 2013 and 2012 was a receivable of 183, 104 and 61, respectively), the benefits of the incentive scheme for the Additional Injection of natural gas, among others, (see “Gas agreement” in Note 11.c) with the Department of Federal Planning Investment and Services (the operations for the year ended December 31, 2014, 2013 and 2012, amounted to 7,762, 4,289 and 82, respectively, while the net balance as of such dates was a receivable of 3,390, 1,787 and 82, respectively) and the compensation for providing gas oil to public transport of passengers at a differential price with the Argentine Secretariat of Domestic Commerce (the operations for the year ended December 31, 2014 and 2013, amounted to 3,763 and 2,208, while the net balance as of that date was a receivable of 244 and 116, respectively). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 2.i) of these consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident occurred in Refinería La Plata in April, 2013 (for further detail see Note 11.b).

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries; YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L (“CHNC”) with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2014, 2013 and 2012:

	2014(1)	2013(1)	2012(1)
Short-term employee benefits	169	96	86
Share-based benefits	48	29	—
Post-retirement benefits	4	3	2
Termination benefits	—	—	8
Other long-term benefits	—	—	3

	221	128	99

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned years.

7.	BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2014.

Defined-benefit obligations

	2014	2013	2012
Net present value of obligations	221	190	152
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	221	190	152

Changes in the fair value of the defined-benefit obligations

	2014	2013	2012
Liabilities at the beginning of the year	190	152	157
Translation differences	81	57	21
Service costs	—	—	—
Interest costs	5	3	5
Actuarial gains	(25)	(6)	(18)
Benefits paid, settlements and amendments	(30)	(16)	(13)

Liabilities at the end of the year	221	190	152

Changes in the fair value of the plan assets

	2014	2013	2012
Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	30	16	13
Benefits paid and settlements	(30)	(16)	(13)

Fair value of assets at the end of the year	—	—	—

Amounts recognized in the Statement of Comprehensive Income

	(Loss) Income
	2014	2013	2012
Service costs	—	—	—
Interest costs	(5)	(3)	(5)
Gains (Losses) on settlements and amendments	—	—	—

Total recognized as expense of the year	(5)	(3)	(5)

Amounts recognized in Other Comprehensive Income

	(Loss) Income
	2014	2013	2012
Actuarial gains net	25	6	18

Total recognized in Other Comprehensive Income	25	6	18

Actuarial assumptions

	2014	2013	2012
Discount rate	5%	3.25 – 3.9%	2.5 – 3.0%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2014	20

Estimated future benefit payments are as follows:

2015	19
2016	18
2017	18
2018	16
2019 – 2075	64

The weighted average duration used in the estimation of future payments was between 6.5 and 7.3.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the year ended December 31, 2014.

For additional information about other existing benefit plans, see Note 1.b.10).

8.	OPERATING LEASES

As of December 31, 2014, the principal contracts related to operating leases include:

•	Leasing of production equipment used in fields and equipment for natural gas compression, whose contracts have an average duration of 3 years with an option to renew for an additional year and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of vessels and barges for the transportation of hydrocarbons, whose contracts have an average duration of 5 years and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•	Leasing of land for the installation and operation of service stations, whose contracts have an average duration of approximately 10 years and for which contingent payments are calculated based on a rate per unit of estimated sales of fuel.

Expenses recognized for the years ended December 31, 2014, 2013 and 2012, related to operating leases amounted to approximately 5,438, 3,520 and 2,540, respectively, corresponding 1,737, 1,493 and 939 to minimum payments, and 3,701, 2,027 and 1,601 to contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation services and other service contracts” accounts.

As of December 31, 2014, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	6,622	8,766	175

9.	EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of setting the share based benefit plans through treasury shares purchase), as a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2014	2013	2012
Net income	9,002	5,125	3,902
Average number of shares outstanding	392,136,465	392,789,433	393,312,793
Basic and diluted earnings per share (pesos)	22.95	13.05	9.92

Basic and diluted earnings per share are calculated as shown in Note 1.b.14.

10.	INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Current incomes tax	(7,323)	(2,844)	(2,720)
Deferred income tax	(5,900)	(6,425)	(1,943)

	(13,223)	(9,269)	(4,663)

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012, respectively, is as follows:

	2014	2013	2012
Net income before income tax	22,072	14,348	8,565
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(7,725)	(5,022)	(2,998)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(10,064)	(7,186)	(2,327)
Translation differences	5,872	4,008	1,213
Effect of the valuation of inventories measured in functional currency	(1,156)	(807)	(303)
Income from investments in companies	195	124	40
Non-taxable income - Law No. 19,640 (Tierra del Fuego)	(2)	7	25
Tax loss carry forwards	—	(103)	(172)
Miscellaneous	(343)	(290)	(141)

Income tax expense	(13,223)	(9,269)	(4,663)

The Company did not recognize deferred income tax assets amounting to 3,511, 978 and 2,523 as of December 31, 2014, 2013 and 2012, respectively, from which 1,953, 559 and 441 corresponds to taxable temporary differences not recoverable and 1,558, 419 and 2,082 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 31, 2014, 1,525 will expire between the years 2017 and 2031 and 33 have an indefinite due date.

The composition of the Company’s deferred income tax assets and liabilities as of December 31, 2014, 2013 and 2012, is as follows:

	2014		2013	2012
Deferred tax assets
Nondeductible provisions and other liabilities	2,479		1,723	1,055
Tax loss and other tax credits	222		45	45
Miscellaneous	17		115	54

Total deferred tax assets	2,718		1,883	1,154

Deferred tax liabilities
Fixed assets	(19,250)		(11,659)	(5,125)
Miscellaneous	(2,172)		(1,649)	(666)

Total deferred tax liabilities	(21,422)		(13,308)	(5,791)

Net deferred tax liability	(18,704	)(1)	(11,425)	(4,637)

(1)	Includes (1,241) arising from the business combination as detailed in Note 13 and (138) related to translation effect.

As of December 2014, 2013 and 2012, 244, 34 and 48, respectively, had been classified as deferred income tax assets and 18,948, 11,459 and 4,685, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these consolidated financial statements.

As of December 31, 2014, 2013 and 2012, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

11.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

a) Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

On December 30, 2014 the Supreme Court issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquen and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that the Company learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: The complaint has not yet been forwarded to YPF. However, YPF has been notified about an information request. Currently, the court has ordered the suspension of procedural terms;

(ii)	Concessionaire companies in the Austral basin areas: In this case, a highly summarized action has been ordered. Although it has been ordered to forward the complaint, YPF has not yet been notified. A precautionary measure has also been ordered to inform different entities about the existence of the trial and the defendants may provide certain information, a decision already appealed by YPF.

(iii)	Concessionaire companies in the Northwest basin areas: On December 1, 2014, the Company was notified about the complaint. Currently, terms to answer are suspended at the Company’s request.

•	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)

Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

•	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3 - “La Plata and Quilmes environmental claims”.

•	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 353 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•	Users and Consumers’ Association claim: The Users and Consumers Association (“Unión de Usuarios y Consumidores”) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 584), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. The evidence production period commenced and the evidence is now being produced.

•	Agreement with Repsol S.A. and others:

Law No. 26,741 of Hydrocarbon Sovereignty, declared of public utility and subject to expropriation the 51% of the shares of YPF, owned directly or indirectly by Repsol S.A., its main shareholders and its subsidiaries. Further, the mentioned law established the temporary occupation of the shares reached by it, following the procedures set forth in Law No. 21,499. On February 25, 2014, the Government of the Argentine Republic and Repsol S.A. (“Repsol”) achieved an agreement (here in after, the “Agreement”) in relation to the expropriation compensation of 200,589,525 YPF’s Class “D” shares in conformity with Law No. 26,741, under the framework of Law No. 21,499 of Expropriation. In conformity with such law the Ministry of the Economy and Finance of the Nation signed the document whereby Repsol agrees to accept a payment of US$ 5,000 million in sovereign bonds as compensation for the expropriation. The Agreement involves the withdrawal of judicial and arbitral claims filed by Repsol – including the ones against YPF – and a waiver for further claims. On February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of the YPF’s shares, owned by Repsol, pursuant to Law No. 26,741, the intervention, temporary takeover of public utility declared shares and management of YPF.

Likewise, the parties have agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions.

The Arrangement will be enforced on the day following to the date on which Repsol notifies YPF that the Agreement signed between Repsol and the Government of the Argentine Republic has been enforced.

On March 28, 2014 the Stockholders’ general meeting of Repsol approved the Agreement.

Meanwhile, through the enactment of Law No. 26,932 was declared fulfilled the objective of Articles 7, 11 and 12 of Law No. 26,741, and Article 12 of Law No. 21,499, and consequently, it was confirmed the Agreement.

Law No. 26,932 was enacted by the National Executive Branch, through the issuance of Decree No. 600/2014 (BO 04/28/2014).

Finally, on May 8, 2014, YPF was notified of the enforcement of the Agreement.

Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

On April 2, 2013, the facilities of YPF in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance. As a consequence, YPF continues with the settlement process of the incident, with the insurance company.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 YPF requested an advanced payment on account of the total compensation that will result from this process of US$ 300 million (US$ 227 million for material damage and US$ 73 million for consequential loss). This advance was accepted, recognized and paid by the reinsurers and, consequently, was recorded in YPF’s statement of comprehensive income for the year ended on December, 31, 2013. Likewise, YPF continues with the settlement process of the claim. For some subsequent periods, presentations to the insurers had been submitted. Consequently a second partial payment of US$ 130 million has been request, this payment was received during the third quarter of 2014. The loss of profit coverage period for this incident will continue until January 16, 2015.

As of December 31, 2014, in accordance with accounting standards, the Company has recorded an income of 2,041, that were included in the statement of Comprehensive income, under the captions “revenues” and “Cost of sales”, depending on the nature of the claimed concept.

•	On March 21, 2014 a fire incident damaged the facilities of Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometres south from Malargüe city (“The Plant”). In the mentioned facilities crude oil production from the fixed assets located in North Malargüe and South Malargüe was treated. As a consequence of the incident the facilities were almost completely unusable with the corresponding production loss.

The incident was reported to the corresponding insurers and reinsurers and at the present time YPF is in the process of evaluation of the costs of rebuilding the Plant as well as the loss of production.

On next months the Plant reconstruction project will be finished, after analysis of technologies options of visualization and conceptualization phases was performed.

c) Contractual commitments, main regulations and others:

•	Agreements of extension of concessions

•	Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions;

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048). The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata - Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén. The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$ 1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law No. 2,867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (among which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz: During November, 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments within which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) make certain investments on the exploitation concessions, as stipulated in the agreement; (v) carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; (vii) define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and TECPETROL S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JV to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, PETROMINERA will acquire a 10% interest in the exploitation Concessions.

•	Chubut - Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company´s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement.

The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr).

YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to PETROMINERA S.E. 41% of YPF´s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related Joint operations.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

•	Rio Negro: In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “EL MEDANITO”, “BARRANCA DE LOS LOROS”, “SEÑAL PICADA-PUNTA BARDA”, “BAJO DEL PICHE” where YPF holds 100%, up to November 14, 2027; (ii) “LOS CALDENES” where YPF holds 100%, up to September 19, 2036; (iii) “ESTACION FERNANDEZ ORO”, where YSUR Energía Argentina SRL holds 100%, up to August 16, 2026; and (iv) “EL SANTIAGUEÑO” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46,000,000 as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting US$ 9,200,000, (iii) supplementary contributions equivalent to 3% of the monthly oil production, and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, (vi) investment for the execution of environmental remediation plans.

•	Agreements of project investments

•	On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana area. This first pilot project includes the drilling of more than 100 wells.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron Corporation successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed.

For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana (“LC”), and supplementary agreements including the contract for the organization of the Joint Operation (“JO”) and the Joint Operating Agreement (“JOA”) for the operation of LC, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the year ended December 31, 2014.

During the years 2014 and 2013, YPF and CHNC have made transactions, among which it is possible to highlight the purchases of gas and crude oil by YPF for 2,311 and 50, respectively. These transactions will be completed under the general and regulatory market conditions. The net balance as of December 31, 2014, is a liability in favor of CHNC of 837, while the net balance as of December 31, 2013, was a receivable in favor of YPF S.A. of 1,616.

Considering the rights that Chevron could exercise in the future over CHNC -to access to the 50% of the concession and supplementary rights- and as a guarantee for such rights and other obligations under the Investment Project Agreement, a pledge over the shares of a YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the LC Area Operator, the parties have made a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the LC area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 18 drilling equipments operating in the above mentioned area and more than 7 thousand daily barrels of oil equivalent to the percentage of participation extracted.

During April 2014, YPF and Chevron have signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

Depending on the results of the exploratory activities, both companies expect to continue with the implementation of a pilot project and the subsequent total development of the above mentioned area, with a disbursement in investments of 50 % each.

•	On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in the area of “El Orejano” of which Dow will provide up to US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled. As of December 31, 2014, 12 wells have been drilled, 8 of which are concluded.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén and a 50% interest in a joint venture to be formed for the exploitation of this area.

If Dow does not exercise the option, the parties have agreed on the repayment conditions of the financing agreement, over a term of five years.

As of December 31, 2014 the Company has received the first payment of the aforementioned transaction, amounting to US$ 90 million, which has been recorded in the “Loans” account in the Company’s Balance Sheet.

•	On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF shall be area operator.

During this first stage (which shall be completed in a 12-month term), Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data. Moreover, the Company shall make an additional equal investment for the drilling of 17 more wells, from which it will be entitled to 50% of the production.

As of December 31, 2014, 17 wells have been drilled, 14 of which are concluded, in relation to the first stage of the undertaking assumed by Petrolera Pampa.

The second phase of investments contemplates an investment of US$ 70 million to drill 15 wells.

As of December 31, 2014, 1 well has been drilled, which has not been concluded, in relation to the second stage of the undertaking assumed by Petrolera Pampa.

Once the two stages have been completed, the Parties may make the necessary investments for the future development of the Area, in accordance with their respective interest (50% each).

•	On August 28, 2014, the Company has signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”) whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$475 million and YPF will invest US$75 million.

YPF will be the operator of the area and will assign a 50% share in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”).

Dated December 10, 2014 the Company and PEPASA, a Petronas affiliate, entered into an Investment Project Agreement for the joint exploitation of unconventional hydrocarbons in La Amarga Chica area in the Province of Neuquén. The agreement establishes an exclusive period for the negotiation and execution of a series of final contracts which effective date will be subordinated to the compliance with a series of conditions precedent to be fulfilled before March 31, 2015, in order to start activities at the pilot project “La Amarga Chica” during year 2015. The Agreement also provides that both companies will assess the expansion of the strategic association to other exploration areas with potential for unconventional resources.

Likewise, the Parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession on the La Amarga Chica area; (b) Joint Venture formation contract (JV); (c) Joint Operating Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for purchase of crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

Additionally, Petronas has granted a payment guarantee for certain financial obligations assumed by PEPASA under the Investment Agreement.

The pilot phase will commence upon execution of the final documents and upon compliance with certain conditions precedent, to be fulfilled before March 31, 2015. Once contributions of each annual phase are made, PEPASA would be entitled to opt-out of the joint development agreement upon surrender of its participation in the concession and the settlement of liabilities as of the date of opt-out (without access to the 50% of the net production value of drilled wells until exercise of the opt-out options).

Upon full compliance with the parties’ commitments, each party will contribute 50% to the work schedule and cost budget based on project documentation.

The Investment Agreement provides that during the three phases of the Pilot Plan a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

•	Dated October 8, 2014, YPF Ecuador S.A. (a corporation organized on July 15, 2014 and indirectly controlled by YPF through Eleran Inversiones 2011 S.A.U.) and Petroamazonas EP (an Ecuadorian state own oil company) signed an Agreement for the provision of specific integrated services, performance of production optimization activities, improved recovery activities and exploration activities in Campo Yuralpa, located in Block 21, in the Amazonian province of Napo, Ecuador. Likewise, YPF S.A. issued a corporate guarantee in favor of YPF Ecuador S.A. to guarantee compliance with the agreement. The corporate guarantee amounts to a maximum value of US$ 172 million.

•	Dated October 10, 2014, the Ministry of Energy of the Province of Mendoza, by Resolution 68/2014, authorizes Energía Andina S.A. (a subsidiary corporation) to assign unto YPF all rights and obligations arising from the exploration permits in the Zampal Norte, Ñacuñan, Pampa del Sebo and San Rafael areas, equivalent to 80% of the total share therein.

•	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Company has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Company has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Company might have.

•	The Company under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil, steam) that as of December 31, 2014 amounted to about 33,953. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 105,858 as of December 31, 2014, including commitments for the extension of concessions mentioned in subsequent paragraphs.

•	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 3), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010.

On November 27, 2008 through Executive Decree No. 2067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1982/11 that adjusted the tariff charges established by Executive Decree No. 2067/08 to be paid by users as from December 1, 2011. On November 24, 2011, ENARGAS passed Resolution No. 1991/11, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. In particular, the application of the mentioned tariff charge produces such a significant impact on Mega’s operations that, unless favourably resolution is obtained, might pose serious difficulties for Mega to continue with its activities. The present Financial Statements do not contemplate the adjustments that might result should the company be unable to continue its activities.

For its part, YPF has challenged these Resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached. In November 2012, Law 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Power and ENARGAS, in relation to the charge. Dated December 11, 2014 the National Supreme Court of Justice pronounced the “Alliance” judgment, deciding that the charge created by decree 2067/2008 is a tariff charge and not a tax, and thus is not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

On April 7, 2014 the Secretariat of Energy published Resolution No. 226/2014, fixing new wellhead prices per basin for the sale of gas to the Residential and Commercial full service segment and Natural Gas Stations that in a period of two months/one month: (i) shows a higher than 20% saving compared to the same period of two months/one month from previous year; and (ii) shows a saving between 5% and 20% compared to the same period of two months/one month from previous year. Likewise, new prices per basin are fixed for full service users in the Camuzzi Gas del Sur geographic area, in view of the climate conditions prevailing in the Southern geographic area of our country.

•	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially solved. Against that preliminary injection, the Argentinian Federal Government presented an extraordinary federal appeal, which has not yet been served to YPF.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the Argentinian Federal Government filed a federal extraordinary appeal, and YPF answered it. To date, the court granted the extraordinary appeal but has not yet been submitted to the supreme court.

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

•	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•	Refining and Petroleum Plus Programs: Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

•	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 below).

•	Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013: the Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Companies submitting “Investment Projects for the Exploitation of Hydrocarbons” (the “Project”) with the Commission, for its approval and inclusion in the Promotion Regime, must hold exploration permits and/or exploitation concessions granted by the Federal Government and/or the Provinces. If the company does not hold exploration permits and/or exploitation concessions, it must operate associated with a company that does hold such permit or concession rights, be duly registered at the “National Register of Hydrocarbons Investments” created by Federal Decree No. 1,277/2012, have submitted the “Annual Investment Plan” established by Federal Decree No. 1,277/2012 and the Project must involve the performance of a direct investment in foreign currency for an amount not lower than US$ 1 billion, calculated at the time of submission of the Project and to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007. See below). The beneficiaries of the Promotion Regime shall enjoy in terms of Law No. 17,319 the following benefits: (i) from the 5th year of the start-up of their respective ‘Investment Projects for the Exploitation of Hydrocarbons’, the right to freely market abroad the 20% of the oil and gas produced in their Projects, at 0% export tax rate, (ii) the right to maintain abroad all the foreign currency proceeds of the aforementioned oil and gas exports, provided that, as a result of the relevant investment project, at least US$ 1 billion are transferred to the Argentine financial market; (iii) in periods in which domestic production of hydrocarbons is insufficient to cover domestic needs, the beneficiaries shall, from the 5th year of the start-up of their respective projects, be entitled to obtain, in relation to the 20% of oil and gas production that cannot be exported, a price not lower than the reference export price.

Additionally, the Decree creates the figure of the “Concession for the Unconventional Exploitation of Hydrocarbons”, which involves the extraction of liquid and/or gaseous hydrocarbon by unconventional stimulation techniques applied in fields located in geological formations of shale or slate rocks (shale gas or shale oil), tight sands (tight sands, tight gas, tight oil), coal seams (coal bed methane) and/or characterized, in general, by the presence of low-permeability rocks. The Decree recognizes that, in accordance with the provisions of Law No. 17,319, the companies that holds exploration and/or exploitation concessions, which were included in the Promotional Regime, will have the right to request a “Concession for the Unconventional Exploitation of Hydrocarbons”. Also the holders of a “Concession for the Unconventional Exploitation of Hydrocarbons”, may request the consolidation of an adjacent area held by the same title holders as a single “Concession for the Unconventional Exploitation” insofar they can establish the geological continuity of the adjacent areas.

•	Natural Gas Agreement: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project.

Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between 4 US$/MBtu and 7.5 US$/MBtu, according to the highest production curve reached by the beneficiary company under the program.

•	Price Information Regime: By Resolution No. 29/2014, the Secretariat of Commerce approved a Price Information Regime whereby all companies producing supplies and final goods with total annual sales in the domestic market exceeding the amount of 183 during 2013 must submit to the Secretariat a monthly report of current prices of all their products.

The same obligation falls upon all companies distributing and/or marketing supplies and final goods with total annual sales in the domestic market exceeding the amount of 250 in the same year.

Likewise, Provision No. 6/2014 of the Under-Secretariat of Domestic Commerce created the Price Information Regime Information System (“SIRIP”) that will be available at the web site http://www.mecon.gov.ar/comercio interior.

•	New Hydrocarbon Act:

Dated October 31, 2014 the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the new law are as follows:

•	As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•	As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•	As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•	The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least 250 million dollars, increasing the benefits for other type of projects.

•	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

•	Principal rules applicable to MetroGAS activities:

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1.738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for MetroGAS’ business. Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years (for which MetroGAS may require- upon expiration - its extension for an additional 10-year term, subject to ENARGAS evaluation and approval).

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and MetroGAS stock transfer.

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. The Public Emergency Law enacted in 2002 decreed the suspension of the periodical revision of the tariff regime established in the License.

On March 26, 2014, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, MetroGAS signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on December 27, 2012 which, in turn, had implemented a fixed amount per bill, differentiated by type of customer; such revenues had to be deposited in a trust created for the performance of the works. In addition MetroGAS expects to reach a consensus with the Federal Government through the UNIREN on the modality, terms and timing of the Memorandum of Agreement for the Comprehensive Contract Renegotiation, in order to restore MetroGAS’ economic and financial situation. The new Temporary Agreement, ratified by National Executive Order No. 445/2014 establishes an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees. The aforementioned new Temporary Agreement also provides for a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure whereby ENARGAS will evaluate the actual extent of variation in the Licensee’s exploitation costs and investments, and decide if the distribution tariff needs to be adjusted.

On March 27, 2014, the National Government also announced a scheme for readjustment of subsidies. Thus, on March 31, 2014 the Secretary of Energy of the Nation issued Resolution SE No. 226/14 establishing the need to fix new prices for natural gas and a scheme seeking rational consumption, encouraging gas savings for a responsible use of this natural resource. Within this framework, new gas prices were established for residential users for each production basin and user category, and these new prices are to be applied based on the consumptions recorded in the same month/two-month period of the previous year.

In consideration of the above, the real impact on MetroGAS revenue levels and on costs will depend on a variable beyond its control: how users will reduce gas consumption, which will not only depend on the individual actions taken to achieve such reduction but also due to climate variables effects between the compared periods. An injunction has been filed against both distributors and the Federal Government in different jurisdictions against rate increase. Regarding MetroGAS, an injunction filed by the Avellaneda City ombudsman, has suspended the rate increase for that city. The aforementioned injunction has been withdrawn by the plaintiff and to the date, MetroGAS has not been notified of any other claims for this purpose.

In addition, on September 17, 2014 Law No. 26,993 on Conflict Resolution in Consumption Relationships was enacted, partially amending Law No. 24,240, the Consumer Defense Law. The new law establishes its own rules to regulate the administrative and judiciary claims procedure grounded on the protection of the user and/or consumer rights. According to the amount and object of the claim, it established a Prior Settlement System in Consumption Relationships for claims not exceeding the value equivalent to 55 minimum, vital, and mobile salaries (“SMVM”) and an audit in

Consumption Relationships for damage liability claims provided in Chapter X, Title I of Law No. 24,240, not exceeding a value equivalent to 15 SMVM. Finally, Law No. 26,993 established the creation of a special venue which, through its own procedural claims, will deal with the claims on non-compliance with Law No. 24,240 not exceeding a value equivalent to 55 SMVM.

MetroGas estimates that in the upcoming year the financial situation will gradually recover through the complete implementation of the Letter of Understanding signed on March 26, 2014 with UNIREN, particularly regarding transfer of the tax ruling changes to distribution tariffs, except income tax, with resolution pending, and recognition in distribution tariffs of the higher operation costs resulting from the implementation of the cost monitoring mechanism provided for in the mentioned Letter of Understanding. Additionally, a consensus with the National Government is intended to be reached through UNIREN in reference to the modalities, terms and opportunity of the execution of the Letter of Understanding for the Integral Contractual Renegotiation, in order to reestablish the economical-financial situation of MetroGAS.

However, if the conditions prevailing as of the date of these financial statements are maintained, the situation will continue deteriorating; therefore, MetroGAS is analysing a series of measures to mitigate the impact of the financial situation, including, among others: to submit the claims referring to tariff increases (including transfer to municipal charge tariffs) to the Argentine authorities; to try to keep a strict cash management and expense control; to request additional capital contributions from shareholders; to modify payment conditions with the main suppliers and to obtain funding from third parties.

As of the date of issuance of these financial statements it is not possible to anticipate the outcome of the tariff renegotiation process or to determine its final implications on the operations and outcomes of MetroGAS. The aforementioned circumstances generate uncertainty about the capacity of GASA to comply with the payment of principal of its financial debt upon maturity (December 31, 2016). However, these financial statements do not include any eventual adjustment or reclassification, if any, that might be required is the aforementioned situation of uncertainty is not overcome.

•	Regulatory Framework of the Electric Power Industry in the Argentine Republic:

Legal Framework: Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the National Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/92, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

The National Electricity Regulation Agency (“Enter Nacional Regulator de la Electrician”, “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (“Sistema Argentino de Interconexion”, “SADI”) and the Wholesale Electricity Market (“Mercado Electric Amorist”, “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica S.A.:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidations de Vento sin Fiche de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•

SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs establishes an increase related to the availability of each Generator Agent. Also incorporates a new remuneration scheme of the Non Recurrent Maintenance, which aims to the funding of mayor maintenance subject to the SE approval. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

•	New CNV Regulatory Framework: Through Resolution No. 622/2013 dated September 5, 2013, the Argentine Securities Commission (Comisión Nacional de Valores – “CNV”) approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

12. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized have in consideration the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Company’s business strategy.

The reporting segment structure, taking into account the criteria established by IFRS 8, is as follows: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and other activities, not falling into these categories, are classified under “Corporate and Other”, principally including corporate administrative expenses and assets, construction activities, the environmental remediation and other legal costs according to the controlled company YPF Holdings (see Note 3).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the year ended December 31, 2014
Revenues from sales	8,853	132,254	835	—		141,942
Revenues from intersegment sales	61,844	1,489	5,212	(68,545	)(1)	—

Revenues	70,697	133,743	6,047	(68,545)		141,942

Operating income (loss)	12,353	10,978	(3,343)	(246)		19,742
Income (loss) on investments in companies	(10)	568	—	—		558
Depreciation of fixed assets	17,180	2,445	311	—		19,936
Acquisitions of fixed assets(2)	41,371	8,392	1,408	—		51,171
Assets	126,228	68,509	16,356	(2,539)		208,554

For the year ended December 31, 2013
Revenues from sales	3,851	85,624	638	—		90,113
Revenues from intersegment sales	38,846	1,147	2,285	(42,278	)(1)	—

Revenues	42,697	86,771	2,923	(42,278)		90,113

Operating income (loss)	6,324	6,721	(1,522)	(363)		11,160
Income (loss) on investments in companies	(93)	446	—	—		353
Depreciation of fixed assets (3)	9,591	1,452	193	—		11,236
Acquisitions of fixed assets (3)	28,849	4,903	453	—		34,205
Assets	70,775	51,336	15,161	(1,677)		135,595

For the year ended December 31, 2012
Revenues from sales	1,135	65,047	992	—		67,174
Revenues from intersegment sales	30,179	1,069	1,243	(32,491	)(1)	—

Revenues	31,314	66,116	2,235	(32,491)		67,174

Operating income (loss)	5,730	4,095	(2,492)	570		7,903
Income on investments in companies	—	114	—	—		114
Depreciation of fixed assets	6,878	1,065	186	—		8,129
Acquisitions of fixed assets	11,835	4,232	142	—		16,209
Assets	41,980	30,901	8,031	(963)		79,949

(1)	Correspond to the elimination of income between segments of the group YPF.
(2)	Investments in fixed assets net of increases corresponding to YSUR Group at acquisition date (see Note 13) and Puesto Hernández, Lajas, La ventana and Bajada Añelo-Amarga Chica joint operations contract at acquisition date of the additional interest.
(3)	Investments and depreciations of fixed assets net of increases corresponding to GASA at acquisition date and YPF Energía Eléctrica at spin-off date (see Note 13).

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2014, 2013 and 2012, and fixed assets by geographic area as of December 31, 2014, 2013 and 2012 are as follows:

	Revenues			Fixed assets
	2014	2013	2012	2014	2013	2012
Argentina	126,539	78,070	59,428	156,415	93,255	56,779
Mercosur and associated parties	8,298	6,461	3,894	38	20	24
Rest of America	4,753	4,022	2,812	477	221	168
Europe	2,352	1,560	1,040	—	—	—

Total	141,942	90,113	67,174	156,930	93,496	56,971

As of December 31, 2014 no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13. BUSINESS COMBINATIONS

•	GASA

As mentioned in Note 1.a), during May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of MetroGAS), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation, as IFRS requires are described below.

Name and description of the acquired entity:

GASA is the parent company of MetroGAS, company awarded with the license for the distribution of natural gas in the City of Buenos Aires and southern suburbs of Buenos Aires Province.

GASA owns 70% equity interest of MetroGAS by holding all of the class “A” representing a stake of 51% in capital, and class “B” shares representing a stake of 19% in capital.

MetroGAS provides distribution services to approximately 2.2 million customers within its service area (city of Buenos Aires and eleven municipalities in the south of Buenos Aires).

The acquisition date, the percentage acquired and primary reasons for the acquisition:

YPF has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), YPF controls 100% of GASA.

As described in Resolution No. 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to MetroGAS a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.

The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each main asset:

The price of the above operation (acquisition of shares representing 54.67% stake in GASA) was US$ 9.7 million, which implies a total value for the 100% of the participation in GASA of approximately US$ 17.7 million, which approximates the fair value of the net assets and liabilities of the acquired company.

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest) at acquisition date, which have been incorporated into YPF’s balance sheet as of the acquisition date:

	Cash and equivalents	143
	Trade receivables	318
	Other receivables and other assets	23
	Fixed assets	1,788
	Provisions	104
	Loans	879
	Accounts payables	461
	Social security and other taxes payables	102
	Deferred income tax liabilities	328
	Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in MetroGAS, a company controlled by GASA.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded in the second quarter of 2013 under “Income on investments in companies” account in the comprehensive income statement of YPF for the year ended December 31, 2013.

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the YPF for the year 2013:
	Revenues	1,363
	Cost of sales	(1,044)
	Gross profit	319
	Other operating expenses	(266)
	Operating income	53
	Financial income (expense), net	(326)
	Income tax	139
	Net loss for the year	(134)

Income and expenses from ordinary activities of GASA since the beginning 2013 and until December 31, 2013:
	Revenues	1,848
	Cost of sales	(1,425)
	Gross profit	423
	Other operating expenses	(394)
	Operating income	29
	Financial income (expense), net	721 (1)
	Income tax	(253)
	Net income for the year	497

(1)	Includes the gain as a result of debt restructuring of MetroGAS and GASA prior to the acquisition date (see Note 2.i) for a total amount of 1,141.

•	YPF Energía Eléctrica S.A.

On June 4, 2013, YPF, Pluspetrol Resources Corporation B.V. (“PPRC”) and Pluspetrol Energy S.A. (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica S.A. was created (spun off company), on which YPF directly or indirectly holds 100% interest and YPF withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica S.A. maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the parent company:	Pluspetrol Energy S.A. On July 31, 2013, YPF had 45% interest on its capital.

Name and description of the spun off company:	YPF Energía Eléctrica S.A. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.

The spin off date:	July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:	The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:

	Trade receivables	65
	Fixed assets	638
	Accounts payables	77
	Loans	52
	Social security and other taxes payables	50
	Deferred income tax liabilities	35
	Other Liabilities	4

	Prior to the transaction, the carrying amount of the investment in PPE was 350 and YPF maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded in the second semester of 2013 under the “Income on investments in companies” account in the comprehensive income statement of the Company for the year ended December 31, 2013.

Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the year ended December 31, 2013:
	Revenues	266
	Cost of sales	(162)
	Gross profit	104
	Other operating expenses	8
	Operating income	112
	Financial income (expense), net	(16)
	Income tax	(28)
	Net income for the year	68

•	YSUR:

As mentioned in Note 1.a), on February 12, 2014, YPF and its subsidiary YPF Europe BV (“YPF Europe”, constituted in January, 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.a.r.l. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, date from which YPF has taken control of the mentioned companies (the “acquisition date”). Together with the assets and liabilities incorporated by these companies, local market debt was assumed for US$ 31 million.

As of result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à.r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à.r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

As of the date of acquisition these companies controlled directly or indirectly assets in the provinces of Neuquen, Tierra del Fuego and Río Negro, with a total production of approximately 49,100 oil equivalent barrels per day and had an important infrastructure of pipelines and facilities and around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company´s balance sheet as of the date of acquisition is disclosed below:

Cash and equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Fixed assets	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost of sales	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial income (expense), net	(78)	(95)
Income tax	560	681
Net income for the period	660	802

Additionally, YPF and Apache Energía Argentina S.R.L. has entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.à.r.l.), in three concessions and four joint operation contracts, as well as an interest of YPF in a joint operation contract. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction has been approved by the regulatory authority during November, 2014.

During October, 2014, the registered names of some companies have changed as follows: Apache Energía Argentina S.R.L. to YSUR Energía Argentina S.R.L.; Apache Natural Resources Petrolera Argentina S.R.L. to YSUR Recursos Naturales S.R.L.; Apache Petrolera Argentina S.A. to YSUR Petrolera Argentina S.A.; Apache Argentina Corporation to YSUR Argentina Corporation; Apache Canada Argentina Investment S.à.r.l. to YSUR Argentina Investment S.à.r.l.; and Apache Canada Argentina Holdings S.à.r.l. to YSUR Argentina Holdings S.à.r.l. As of the date of issuance of these financial statements, with the exception of YSUR Energía Argentina S.R.L. the aforementioned changes are in process of registration in the General Inspectorate of Justice (“IGJ”).

14. REQUIRED INFORMATION BY GENERAL RESOLUTION NO. 629 OF THE CNV

a)	Required Information by General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of Company’s operations, which is not in Company’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo – Province of Mendoza.

b)	Minimum Shareholders’ equity and liquid counterparty required by General Resolution No. 622

In compliance with the CNV General Resolution No. 622, the Minimum Shareholders’ equity required to act as Settlement and Clearing Agent is 15 thousand pesos, and the minimum liquid assets required is 7.5 thousand pesos, amount covered as at December 31, 2014 by the accounting balance of 12.7 thousand pesos recorded in the accounting account identified in YPF records with number 5731208110 (with denomination “BANCO DE LA NACION ARGENTINA - ARP - C2”). As at December 31, 2014, the Shareholders’ equity of YPF exceeds the minimum required by the controlling agency.

15. SUBSEQUENT EVENTS

Dated February 3, 2015 the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three US dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country, and direct part of their production to the foreign market may receive an additional economic compensation of two or three US dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium-Term Notes Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

In February 2015, the Company issued Additional Negotiable Obligations of Class XXVI and XXVIII for an amount of US$ 175 million and US$ 325 million, respectively. The Additional Class XXVI shall accrue interest at an annual nominal fixed rate of 8.875% with the principal amount falling due in 2018. The Additional Class XXVIII shall accrue interest at an annual nominal fixed rate of 8.75% and the principal maturing between 2022 and 2024.

Likewise, Negotiable Obligations Class XXXVI and XXXVII were issued for an amount of 950 million and 250 million, respectively. Class XXXVI shall accrue interest at a variable interest rate, with the principal amount maturing in 2020. Class XXXVII shall accrue an annual nominal fixed interest rate of 25.75% for the first twelve months, and thereafter shall be variable, with the repayment of principal expiring in 2017.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2014, which were not already considered in such consolidated financial statements according to IFRS.

These financial statements were approved by the Board of Directors’ meeting and authorized to be issued on February 26, 2015, and will be considered by the next annual Shareholders’ meeting.

MIGUEL MATÍAS GALUCCIO
President

Exhibit I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

a) Consolidated companies(12)

2014
Information of the issuer
Description of the Securities	Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:(12)
YPF International S.A. (8)	Common	Bs.	100	2,535,114	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-14	310	(310)	12	99,99%
YPF Holdings Inc. (8)	Common	US$	0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	12-31-14	6,890	(1,482)	(2,172)	100,00%
Operadora de Estaciones de Servicios S.A.	Common	$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	164	358	555	99,99%
A-Evangelista S.A.	Common	$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	307	134	526	100,00%
YPF Servicios Petroleros S.A.	Common	$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	—	(10)	30	39	100,00%
YPF Inversora Energética S.A. (9)	Common	$1	67,608,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	09-30-14	68	(497)	(370)	100,00%
YPF Energía Eléctrica S.A. (13)	Common	$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	09-30-14	30	289	654	100,00%
YPF Chile S.A. (14)	Common	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilicura, Santiago	12-31-14	391	(105)	502	100,00%
YPF Tecnología S.A.	Common	$1	98,991,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	194	68	353	51,00%
YPF Europe B.V. (8)	Common	US$	0,01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	— (11)	—	(11)	—	(11)	—	(11)	100,00%
YSUR Argentina Investment S.à.r.l.(8)	Common	US$	1	20,000	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	09-30-14	—	(10)	(1,605)	2,799	100,00%

YSUR Argentina Corporation (8)	Common	US$	1	1,000,000	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	09-30-14	84	(376)	—	100,00%
YSUR Petrolera Argentina S.A.(8)	Common	$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	12-31-14	634	(34)	365	100,00%

b) Companies valued using the equity method

	2014
							Information of the issuer
	Description of the Securities								Las Financial Statements Available						2013		2012
Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common	$1	244,246,140	778		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-14	643	172	1,028	38.00%		408		199
Profertil S.A.(8)	Common	$1	391,291,320	1,231		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	09-30-14	783	353	1,311	50.00%		1,088		818
Refinería del Norte S.A.	Common	$1	45,803,655	423		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-14	92	305	883	50.00%		413		294

				2,432		—									1,909		1,311

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	99	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12-31-14	110	90	296	37.00%		70	(1)	67	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	71		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09-30-14	14	49	222	33.15%		55		58
Oiltanking Ebytem S.A. (8)	Common	$10	351,167	88		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-14	12	94	125	30.00%		58		44
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	14		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-13	156	40	232	10.00%		16		6
Central Dock Sud S.A.	Common	$0.01	11,869,095,147	110		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-13	356	(473)	(382)	10.25	%(5)	—	(7)	—	(7)

Inversora Dock Sud S.A.	Common	$1	355,270,303	336		445	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-13	241	(284)	(101)	42.86%		—	(7)	71
Pluspetrol Energy S.A. (15)	—	—	—	—		—	—	—	—	—	—	—	—		—		344
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	22		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	12-31-14	34	14	62	36.00%		15		12
Other companies:
Others (4)	—	—	—	17		126	—	—	—	—	—	—	—		13		13	(15)

				757		707									227		615

				3,189		707									2,136		1,926

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29,99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of December 31, 2014, 2013 and 2012 was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	During 2013, YPF Inversora Energética S.A., took control of GASA. As of September 30, 2014 the Company owns directly and indirectly 100% of the capital stock of GASA, which owns 70% of the capital stock of MetroGAS (see Note 13).
(10)	No value is disclosed as the carrying value is less than 1.
(11)	The Company has been spun-off (see Note 13).
(12)	Additionally, YPF Services USA Corp., Compañía de Inversiones Mineras S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Miwen S.A., YSUR Argentina Holdings S.à.r.l. and Energía Andina S.A. have been consolidated.
(13)	Company created as a consequence of the spun-off of Pluspetrol Energy S.A. (see note 13).
(14)	The peso chileno has been defined as functional currency for this company.
(15)	The Company has been split (see Note 5).

MIGUEL MATÍAS GALUCCIO
President

Exhibit II

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREEMENTS

As of December 31, 2014, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	53.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%		Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera and Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Loma Campana Neuquén	50.00%		YPF S.A.
Ramos Salta	42.00%		Pluspetrol Energy S.A.
Rincón de Mangrullo Neuquén	50.00%		YPF S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	100.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	70.00	%(1)	YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.
Neptune USA	15.00%		BHPB Pet (Deepwater) Inc.

(1)	See Note 5.

MIGUEL MATÍAS GALUCCIO
President

Exhibit III

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINE PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in million)

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-14		Value in pesos as of 12-31-14
	12-31-2012		12-31-2013		12-31-2014
Noncurrent Assets
Trade receivables	BRL	—	BRL	—	BRL	5	3.20	(1)	16
Other receivables and advances	US$	80	US$	319	US$	73	8.45	(1)	617
	UYU	26	UYU	—	UYU	—	—	(1)	—
	BRL	—	BRL	4	BRL	6	3.20	(1)	19

Total noncurrent assets									652

Current Assets
Trade receivables	US$	176	US$	263	US$	341	8.45	(1)	2,881
	UYU	2	UYU	—	UYU	—	—	(1)	—
	CLP	5,839	CLP	8,688	CLP	11,043	0.01	(1)	110
	BRL	—	BRL	21	BRL	24	3.20	(1)	77
Other receivables and advances	US$	113	US$	502	US$	473	8.45	(1)	3,997
		€3	€	3		€3	10.26	(1)	31
	BRL	—	BRL	—	BRL	3	3.20		10
	UYU	105	UYU	34	UYU	—	—	(1)	—
	BOP	6	BOP	—	BOP	—	—	(1)	—
	CLP	—	CLP	1,087	CLP	4,344	0.01	(1)	43

Cash and equivalents	US$	98	US$	649	US$	647	8.45	(1)	5,467
	BOP	33	BOP	—	BOP	—	—	(1)	—
	CLP	997	CLP	189	CLP	—	—	(1)	—
	UYU	50	UYU	6	UYU	—	—	(1)	—
	BRL	—	BRL	4	BRL	—	—	(1)	—

Total current assets									12,616

Total assets									13,268

Noncurrent Liabilities
Provisions	US$	1,233	US$	2,095	US$	2,785	8.55	(2)	23,812
Other taxes payables	US$	—	US$	16	US$	—	—	(2)	—
Salaries and social security	US$	3	US$	1	US$	—	—	(2)	—
Loans	US$	1,087	US$	1,980	US$	2,861	8.55	(2)	24,461
Accounts payable	US$	5	US$	60	US$	55	8.55	(2)	470
	UYU	—	UYU	8	UYU	—	—	(2)	—

Total noncurrent liabilities									48,743

Current Liabilities
Provisions	US$	58	US$	123	US$	177	8.55	(2)	1,513
Loans	US$	736	US$	985	US$	920	8.55	(2)	7,866
	BRL	—	BRL	13	BRL	16	3.20	(2)	51
Salaries and social security	US$	1	US$	2	US$	3	8.55	(2)	26
	UYU	9	UYU	10	UYU	—	—	(2)	—
	BRL	—	BRL	2	BRL	2	3.20	(2)	6
Accounts payable	US$	1,479	US$	1,776	US$	2,015	8.55	(2)	17,228
		€48	€	186		€24	10.41	(2)	248
	UYU	74	UYU	27	UYU	—	—	(2)	—
	BOP	53	BOP	23	BOP	—	—	(2)	—
	CLP	4,994	CLP	6,629	CLP	6,387	0.01	(2)	64
	BRL	—	BRL	6	BRL	11	3.20	(2)	35

Total current liabilities									27,037

Total liabilities									75,780

(1)	Buying exchange rate.
(2)	Selling exchange rate.

MIGUEL MATÍAS GALUCCIO
President

English translation of the report originally issued in Spanish, except for certain disclosures related to formal legal requirements for reporting in Argentina and the inclusion of the last paragraph.

Statutory Audit Committee’s Report

To the shareholders of

YPF SOCIEDAD ANÓNIMA

1.	In accordance with the dispositions of article 294 of Law No. 19,550, the Standards of the Argentine Securities Commission (“CNV”) and the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have examined the accompanying consolidated financial statements of YPF SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned “YPF SOCIEDAD ANÓNIMA” or the “Company”) and its controlled companies (which are detailed in Exhibit I of such consolidated financial statements) which comprise the consolidated balance sheet as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended and the supplemental information included in their notes 1 to 15 and Exhibits I, II and III (note 1 describes the main accounting policies used in the preparation of the accompanying consolidated financial statements). The balances and other information corresponding to the year ended December 31, 2013 and 2012, are an integral part of the mentioned financial statements and are intended to be read only in relation to those financial statements.

2.	The Company’s Board of Directors is responsible for the preparation and fair presentation of the financial statements of the Company in accordance with International Financial Reporting Standards adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and incorporated by the CNV to its regulations, as they were approved by the International Accounting Standards Board (“IASB”). Our responsibility is to express a conclusion based on the exam carried out pursuant to the scope of work outlined in paragraph 3.

3.	We conducted our exam in accordance with the outstanding statutory audit rules. Such rules require the application of the procedures established in the Technical Resolution No. 32 issued by the FACPCE, applicable to the audit of financial information and include the assessment of the consistency of significant information contained in the reviewed documents with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our exam, we have principally considered the audit report on financial statements issued by Deloitte & Co. S.A February 26, 2015. An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. We have not assessed the criteria and business decisions in matters of management, financing, sales and exploitation, because these issues are the responsibility of the Company’s Board of Directors and Shareholders.

4.	The figures included in the consolidated financial statements, mentioned in the first paragraph, Section 1 of this report, arise from the application of the consolidation procedures in conformity with the International Financial Reporting Standards based on the Individual Financial Statements of each consolidated companies, detailed in Exhibit I of the accompanying consolidated financial statements. The Individual Financial Statements arising from its accounting records and have been prepared, in formal aspects, in accordance with current legal provisions.

5.	In our opinion, based on our work, the consolidated financial statements referred to in section 1 of this report, presents fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2014, and the comprehensive results of its consolidated operations, changes in its consolidated shareholders’ equity and its consolidated cash flow for the year then ended, in accordance with the International Financial Reporting Standards.

6.	In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the year we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

7.	This report and the consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying consolidated financial statements are the English translation of those originally issued by YPF SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Financial Reporting Standards.

Buenos Aires City, February 26, 2015.

For Statutory Audit Committee

GUSTAVO ADOLFO MAZZONI

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2015	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer